As filed with the Securities and Exchange Commission on January 9, 2001
                                                   Registration 333-51970
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    --------

                               Amendment No. 1 to

                                    Form SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               SIMTEK CORPORATION
             (Exact name of registrant as specified in its charter)

           Colorado                                              84-1057605
 (State or other jurisdiction                                (I.R.S. Employer
 of incorporation or organization)                           Identification No.)


                     1465 Kelly Johnson Boulevard, Suite 301
                        Colorado Springs, Colorado 80920
                                 (719) 531-9444
               (Address, including zip code, and telephone number,
              including area code, of Principal Executive Offices)

                                   ----------

                               Douglas M. Mitchell
     Chief Executive Officer, President and Chief Financial Officer (acting)
                               Simtek Corporation
                     1465 Kelly Johnson Boulevard, Suite 301
                           Colorado Springs, CO 80920
                                 (719) 531-9444
                (Name, address, including zip code and telephone
               number, including area code, of agent for service)

                                   Copies to:
                              Garth B. Jensen, Esq.
                            Holme Roberts & Owen LLP
                            1700 Lincoln, Suite 4100
                                Denver, CO 80203
                                 (303) 861-7000

         Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

                                  -------------

     If this From is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X]

     If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The following language appears on the left side of the cover page:

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.



                  SUBJECT TO COMPLETION, DATED JANUARY 9, 2001


PROSPECTUS
                                5,150,000 Shares

                               SIMTEK CORPORATION

                                  Common Stock

                                 ---------------

     This prospectus is being used to register 5,150,000 shares of Simtek Corporation's Common Stock being offered by five of our shareholders.



     Our common stock is traded on the OTC Bulletin Board under the symbol "SRAM." On January 5, 2001, the closing sale price of our common stock was $0.4688 per share.


                                 ---------------

SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR STOCK.

                                 ---------------

     Neither the Securities and Exchange Commission Nor Any Other Regulatory Body Has Approved or Disapproved of These Securities or Passed upon the Adequacy or Accuracy of this Prospectus. Any Representation to the Contrary Is a Criminal Offense.




              The date of this Prospectus is _______________, 2000.

                              AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect our reports, proxy statements and other information without charge at the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You may also obtain copies there at the prescribed rates. You may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     We have filed with the Commission, a registration statement on Form SB-2 under the Securities Act of 1933, as amended (the"Securities Act"), with respect to the common stock we are offering (the "registration statement"). This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and the common stock offered, you should refer to the registration statement, including the exhibits and schedules thereto, which may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission at the addresses set forth above.

                              --------------------

                                TABLE OF CONTENTS

Prospectus Summary.........................................................    3
Risk Factors...............................................................    4
Use of Proceeds............................................................    8
Capitalization.............................................................    8
Market for our Common Stock and Related Secondary Holder Matters...........    9
Selected Financial Data....................................................   10
Management's Discussion and Analysis of Financial Condition and
  Results of Operations....................................................   11
Business...................................................................   16
Management.................................................................   24
Security Ownership.........................................................   27
Selling Shareholders.......................................................   29
Certain relationships and Related Transactions.............................   29
Description of Securities..................................................   29
Plan of Distribution.......................................................   30
Legal Matters..............................................................   30
Experts  ..................................................................   30
Index of Financial Statements..............................................  F-1

                               PROSPECTUS SUMMARY

INFORMATION ABOUT US AND OUR BUSINESS

     We design, develop, produce and market high performance nonvolatile semiconductor memories and metal programmed gate array products. Nonvolatility prevents loss of programs and data when electrical power is removed. Our nonvolatile memory products feature fast data access and programming speeds and electrical reprogramming capabilities. All of our products are targeted for use in commercial electronic equipment markets. These markets are industrial control systems, office automation, medical instrumentation, telecommunication systems, cable television, and numerous military systems, including communications, radar, sonar and smart weapons.

     Our  principal  executive  office is located at 1465 Kelly  Johnson  Blvd.,
Suite  301,   Colorado   Springs,   Colorado  80920.  Our  telephone  number  is
719-531-9444.

THE SHARES

     We are registering 5,150,000 shares that are held by five of our shareholders.


     We will not receive any of the proceeds of the shares being sold by our shareholders.

                                  RISK FACTORS

     You should consider carefully the following risk factors before purchasing shares of common stock.

WE HAVE LIMITED CAPITAL FOR OPERATIONS AND MAY NEED TO RAISE MORE MONEY TO CONTINUE OPERATING OUR BUSINESS

     To date, we have required significant capital for product development, manufacturing and marketing. From the time we started business through September 30, 2000, we have raised approximately $32.1 million of gross proceeds from the sale of our convertible debt and equity securities. During the same period, we earned approximately $10.1 million of gross revenue from the sale of product and technology licenses, approximately $41.0 million from net product sales and $600,000 in royalty income.

     We believe that if we are able to increase our product sales substantially and with positive gross margins, our cash requirements for producing and marketing our existing four product families will be satisfied. We are not sure, however, whether this increase in product sales or positive gross margins will occur. We may need more capital in the next year to develop new products. We are not sure that we will be able to raise more capital. If we cannot, then we may not be able to develop and market new products.

WE HAVE MADE OPERATING LOSSES IN THE PAST AND MAY MAKE OPERATING LOSSES IN THE FUTURE

     We began business in 1987. Through September 30, 2000, we had accumulated losses of approximately $32.0 million. We realized net income for the first time for the year ended December 31, 1997 and continued to realize net income through June 30, 2000. However, for the three months ended September 30, 2000, we realized a net loss primarily as a result of accounting charges from an acquisition during the quarter paid for in our stock. Our ability to return to realizing income will depend on many factors, some of which we cannot control. These factors include market acceptance of our products and the prices that we are able to charge, our ability to reduce our costs on products sold to the commercial and military markets and our subcontractors' ability to manufacture our products to our specifications cost effectively.

BECAUSE OUR COMMON STOCK IS LISTED ONLY ON THE OTC ELECTRONIC BULLETIN BOARD IT MAY BE MORE DIFFICULT TO SELL OUR COMMON STOCK

     Our common stock is listed on the OTC Electronic Bulletin Board under the symbol SRAM. Our common stock was listed on the NASDAQ Small-Cap Market until July 18, 1995 but because we no longer met NASDAQ's listing requirements, we transferred to the OTC Electronic Bulletin Board. We may not be able to meet the requirements for relisting our common stock on NASDAQ in the near future.

     Securities that are not listed on the NASDAQ Small-Cap Market are subject to a Securities and Exchange Commission rule that imposes special requirements on broker-dealers who sell those securities to persons other than their established customers and accredited investors. The broker-dealer must determine that the security is suitable for the purchaser and must obtain the purchaser's written consent prior to the sale. These requirements may make it difficult for broker-dealers to sell our securities. This may also make it more difficult for our security holders to sell their securities and may affect our ability to raise more capital.

OUR BOARD OF DIRECTORS HAS THE AUTHORITY TO ISSUE PREFERRED STOCK

     Our Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to establish the voting powers, preferences and other rights and qualifications thereof, without any further vote or action by the shareholders. The issuance of preferred stock by our Board of Directors could affect the rights of the holders of our common stock and could potentially be used to discourage attempts by others to obtain the control of us through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. Our Board of Directors has no specific intention in issuing shares of preferred stock, but given our present capital requirements, it is possible that we may need to raise capital through the sale of preferred stock in the future.

THE RISKS INVOLVED IN MANUFACTURING SEMICONDUCTORS MAY AFFECT OUR NET INCOME

     The manufacturing of semiconductors is very complex and our success in manufacturing semiconductors depends on many factors that we are unable to control. For example, successful manufacturing is affected by the level of contaminates in the manufacturing environment, impurities in the materials used and the performance of our equipment. These factors could reduce the number of semiconductors that we are able to make in a production run, which would increase our manufacturing costs. In order for us to be profitable, we must keep our manufacturing costs down. We have been able to keep our overall costs down through a number of methods including reducing the size of our chips, increasing the number of chips per wafer, reducing our packaging costs and eliminating defects in the manufacturing process. These measures may not work all the time, however, and we are not sure that our existing cost saving methods will be enough to enable us to continue generating profits.

     It takes approximately three months for us to manufacture our semiconductors. Any delays in receiving silicon wafers will delay our ability to deliver our products to customers. This would delay sales revenue and could cause our customers to cancel existing orders or not place future orders. In addition, if we are not able to make all of our planned semiconductors in a production run this could delay delivery of our products. If our semiconductors have technical problems, we could be required to write off inventory or grant warranty replacements. These delays or technical problems could occur at any time and would affect our net income.

WE DEPEND GREATLY ON SUBCONTRACTORS AND THEIR POOR PERFORMANCE COULD HURT OUR OPERATIONS

     We have hired independent subcontractors to make our silicon wafers and to assemble and test our products. Our operating results depend on our subcontractors' ability to supply us with silicon wafers that meet our specifications and to assemble and test enough of our products to meet our customer's needs, all at reasonable costs.

     In September 1995, we entered into an agreement with ZMD that allowed us to purchase finished 0.8 micron units from ZMD's foundry. We purchased these units from ZMD's foundry through the first half of 1998 and then transferred all of our manufacturing over to products built from the wafers purchased from Chartered Semiconductor Manufacturing Plc. of Singapore ("Chartered"). Sales of the products purchased from ZMD accounted approximately 2% of our revenue for the three months ended September 30, 1999 and less than 1% for the three months ended September 30, 2000.

     Currently, we depend on Chartered to manufacture all of our silicon wafers that support our nvSRAM products. Sales of metal programmed gate array products are supported with 0.5 micron wafers purchased from United Memories Corp. of Taiwan ("UMC"). If Chartered or UMC are unable to meet our silicon wafer needs on time and at a price that we find acceptable, we would have to find other wafer manufacturers. If we cannot find other suppliers, manufacturers or assemblers on acceptable terms, we may not be profitable. In addition, our subcontractors must be audited and recertified by us on a regular basis for us to continue to produce military- qualified products. There is no assurance that we will be able to complete this recertification successfully.

     Our current manufacturing agreement with Chartered has expired. Under our old agreement, we had the right to purchase up to 600 six-inch silicon wafers per month from Chartered's facility in Singapore. If we are unable to renew our agreement with Chartered or the limit on wafers that we can purchase is not increased, we may be limited in the number of semiconductors that we can sell. Approximately all sales for the three months ended September 30, 2000 were from products built on wafers purchased from Chartered and UMC. Approximately 98% of our product sales for the three months ended September 30, 1999 were based on wafers purchased from Chartered and UMC.

WE DEPEND ON OTHERS FOR SALES AND DISTRIBUTION AND MOST OF OUR SALES ARE TO A LIMITED NUMBER OF CUSTOMERS AND DISTRIBUTORS

     We use independent sales representatives and distributors to sell the majority of our products. The agreements with these sales representatives and distributors can be terminated without cause by either party with only 30 to 90 days written notice. If one or more of our sales representatives or distributors terminates our relationship, we may not be able to find replacement sales representatives and distributors on acceptable terms. This would affect our profitability. In addition, during 1999, approximately 56% of our product sales were to three distributors. We are not sure that we will be able to maintain our relationship with these distributors.

WE MAY NOT REALIZE ANY NEW LICENSE REVENUES

     We have received substantially all of the revenue to which we are entitled under our existing license agreements and we have not sold any new licenses. We are not sure whether we will be able to sell any more product or technology licenses in the future.

DELAYS IN OR FAILURE OF PRODUCT QUALIFICATION MAY HARM OUR BUSINESS

     Prior to selling a product, we must establish that it meets certain performance and reliability standards. As part of this testing process, known as product qualification, representative samples of products are subjected to a variety of tests to ensure that performance in accordance with commercial, industrial and military specifications. Delays or failure by us to accomplish product qualification for our future products will have an adverse effect on us. Even with successful initial product qualifications, we cannot be certain that we will be able to maintain product qualification or achieve sufficient sales to meet our operating requirements.

OUR SUCCESS DEPENDS ON OUR ABILITY TO INTRODUCE NEW PRODUCTS

     Our success depends in part upon our ability to expand our existing product families and to develop and market new products. The development of new semiconductor designs and technologies typically requires substantial costs for research and development. Even if we are able to develop new products, the success of each new product depends on several factors including whether we selected the proper product and our ability to introduce it at the right time, whether the product is able to achieve acceptable production yields and whether the market accepts the new product. We are not certain whether we will be successful in developing new products or whether any products that we do develop will satisfy the above factors.

OUR RECENT PURCHASE OF INCOMPLETE RESEARCH AND DEVELOPMENT

     In an effort to expand our products, we recently acquired incomplete research and development products from WebGear, Inc., a California corporation ("WebGear"). The incomplete research and development we acquired should enable us to enter the Bluetooth technology market. In addition to this incomplete research and development, we will be required to use significant working capital in order to bring these products to market.

THE SEMICONDUCTOR INDUSTRY CHANGES VERY RAPIDLY AND OUR BUSINESS WOULD BE HARMED IF WE CANNOT KEEP UP WITH THESE CHANGES

     The semiconductor industry is characterized by rapid changes in technology and product obsolescence, volatile market patterns, price erosion, product oversupply, occasional shortages of materials, variations in manufacturing efficiencies and significant costs associated with capital equipment and product development. We cannot be certain that the technology we currently use will not be made obsolete by other competing memory technologies. Any one or more of these factors could have a material effect on our financial results.

THERE IS INTENSE COMPETITION IN THE SEMICONDUCTOR INDUSTRY

     There is intense competition in the semiconductor industry. We experience competition from a number of domestic and foreign companies, most of which have significantly greater financial, technical, manufacturing and marketing resources than we have. Our competitors include major corporations with worldwide wafer fabrication and circuit production facilities and diverse, established product lines. We also compete with emerging companies attempting to obtain a share of the market for our product families. If any of our new products achieve market acceptance, other companies may sell competitive products at prices below ours. This would have an adverse effect on our operating results. We have sold product and technology licenses to Plessey, Nippon Steel and ZMD. At this time Plessey and Nippon Steel have not began producing our products. ZMD has entered the market, however, and may become one of our significant competitors.

THE LOSS OF KEY EMPLOYEES COULD MATERIALLY AFFECT OUR FINANCIAL RESULTS

     Our success depends in large part on our ability to attract and retain qualified technical and management personnel. The competition for these personnel is intense. If we lose any of our key personnel, this could have a material adverse affect on our ability to conduct our business and on our financial results.

WE DEPEND ON PATENTS TO PROTECT OUR INTELLECTUAL PROPERTY

     We have been issued seven U.S. patents relating to certain aspects of our current products and we have two applications pending. We have also applied for international patents on our technology. We plan to continue to protect our intellectual property. We are not sure that any of the patents for which we have applied will issue or if issued, will provide us with meaningful protection from competition. We may also not have the money required to maintain or enforce our patent rights. Notwithstanding our patents, other companies may obtain patents similar to or relating to our patents. We have not determined whether our products are free from patent infringement.

OUR PRODUCTS AND TECHNOLOGY MAY INFRINGE ON OTHER PATENTS

     In the past, we have been notified by two companies that some of our products and technologies may be related to patents owned by them and a third party has notified us that our products or technologies may infringe on two patents owned by that party. At the time we received the notices, we retained legal counsel to evaluate three patents identified in the notices but we have not yet determined whether our products infringe on the third party patents. We have not received any recent correspondence about these claims but we are not sure whether any further action will be taken or that new claims will not be asserted. If infringement claims are asserted against us and are upheld, we will try to modify our products so they are non-infringing. If we are unable to do so, we will have to obtain a license to sell those products or stop selling the products for which the claims are asserted. We may not be able to obtain the required licenses. Any successful infringement claim against us or if we fail to obtain any required license or are required to stop selling any of our products would have a material adverse effect on our financial results.

     In 1998, we received notice of a claim for an unspecified amount from a foundation that owns approximately 180 patents and 70 pending applications. The foundation claims that certain machines and processes used in the building of our semiconductor devices infringe on the foundation's patents. In April 1999, we reached an agreement with the foundation for us to purchase a nonexclusive license of the foundation's patents.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We have never paid cash dividends on our common stock. We do not expect to pay dividends in the foreseeable future. We will use any earnings to finance growth. You should not expect to receive dividends on your shares of common stock.

FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS MAY CAUSE FINANCIAL LOSSES

     Changes in foreign currency exchange rates can reduce our revenues and increase our costs. Under our purchase agreement with Chartered, we buy silicon wafers in US dollars but the agreement permits a price adjustment if the six month rolling average exchange rate changes by more than 5% from the starting point. In addition, over 53% of our sales are outside of the United States. Therefore, any large exchange rate fluctuation could increase our costs and thus decrease our revenues. We do not try to reduce our exposure to these exchange rate risks by using hedging transactions.

                                 USE OF PROCEEDS

     We will receive no proceeds from the sale of shares by our shareholders.

                                 CAPITALIZATION

     The following table shows our capitalization at September 30, 2000.

                                                              September 30, 2000
                                                              ------------------
                                                                    Actual
                                                                    ------

Preferred stock, $1.00 par value, 2,000,000 shares
  authorized, none issued and outstanding                      $          0

Common stock, $0.01 par value, 80,000,000 shares
  authorized, 48,942,163 issued and outstanding                     489,421

Additional paid in capital                                       37,343,790

Accumulated deficit as of September 30, 2000                    (31,964,258)
                                                               ------------
Shareholders' equity                                           $  5,868,953

         MARKET FOR OUR COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

     Our common stock is listed on the OTC Electronic Bulletin Board under the symbol SRAM. Securities not included in the NASDAQ Small-CAP Market are covered by the Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities, which will have an adverse effect on the ability of our security holders to sell their securities and the possibility of our ability to raise additional capital.

     Shown below is the closing high bid and the closing low offer as reported by the OTC Electronic Bulletin Board on the last day of the quarter.

                                                              Common Stock
                                                              ------------
                                                         High Bid     Low Offer
                                                         --------     ---------

     1998
First Quarter.......................................        .39          .41
Second Quarter......................................        .32          .36
Third Quarter.......................................        .22          .23
Fourth Quarter......................................        .15          .16

     1999
First Quarter.......................................        .19          .18
Second Quarter......................................        .22          .21
Third Quarter.......................................        .15         .135
Fourth Quarter......................................       .275         .261

     2000
First Quarter.......................................      2.875         2.25
Second Quarter......................................     1.5313        1.375
Third Quarter.......................................       .969          .85

     As of November 3, 2000, there were 372 shareholders of record, not including shareholders who beneficially own common stock held in nominee or "street name."

     We have not paid any dividends on our common stock since inception and we do not intend to pay any in the foreseeable future.

                             SELECTED FINANCIAL DATA

     The statements of operations for the years ended December 31, 1999 and 1998 and the balance sheet data as of December 31, 1999 have been derived from the financial statements that have been audited by Hein + Associates, LLP, independent auditors. These financial statements include the acquisitions of Integrated Logic Systems, Inc. and Macrotech Semiconductor as described in Note 10 of the December 31, 1999 financial statements. The balance sheet as of September 30, 2000 and the statements of operations for the nine months ended September 30, 2000 and 1999 are unaudited. In our opinion, these financial statements include all adjustments necessary for the fair presentation of the financial position as of September 30, 2000 and statements of operations for the nine months ended September 30, 2000 and 1999. The balance sheet as of September 30, 2000 and the statements of operations for the nine months ended September 30, 2000 and 1999 were prepared on a consistent basis with our year end financial information. This financial data should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus and to "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                          For the Years Ended December 31,          Nine Months Ended September 30,
                                                          --------------------------------          -------------------------------
Statement of Operations Data:                                 1999                1998                    2000             1999
                                                              ----                ----                    ----             ----
Net Sales.............................................   $  7,754,952        $  6,522,078           $  9,220,772      $  5,443,359
Cost of Sales.........................................      4,826,266           3,693,051              5,664,717         3,562,028
                                                         -------------------------------------------------------------------------
Gross Margin..........................................      2,928,686           2,829,027              3,556,055         1,881,331
Operating Expenses:
     Design, research and development.................      1,640,025           1,558,926              5,647,835         1,206,987
     Administrative...................................        470,703             526,081                620,991           344,742
     Marketing........................................        918,642             833,604                869,669           724,606
                                                         -------------------------------------------------------------------------
         Total Operating Expenses.....................      3,029,370           2,918,611              7,138,495         2,276,335
Other income (expense), net...........................        (48,786)            128,623                 76,241           (59,087)
                                                         --------------------------------------------------------------------------
Net income (loss) before taxes........................       (149,470)             39,039             (3,506,199)         (454,091)
     Provision for income taxes.......................             -                    -                 11,600                 -
                                                         -------------------------------------------------------------------------
Net income (loss).....................................   $   (149,470)       $     39,039           $ (3,517,799)     $   (454,091)
                                                         ==========================================================================
Net income (loss) per common share:
     Diluted.........................................    $          *        $         *            $       (.08)     $       (.01)
     Basic...........................................               *        $         *            $       (.08)     $       (.01)
Weighted average common shares outstanding:..........
     Basic...........................................      33,173,966          32,977,276             41,392,310        31,955,226
     Diluted.........................................      33,173,966          34,500,334             41,392,310        31,955,226

* Less than $.01 per share.

                                                            Year Ended                 Three Months Ended
                                                          December 31, 1999            September 30, 2000
                                                         -----------------             ------------------
Balance Sheet Data:
Working capital......................................    $   3,026,552                   $   5,218,273
Total assets.........................................        5,508,380                       7,582,345
Convertible debentures...............................        1,500,000                               -
Shareholders' equity.................................    $   1,965,371                   $   5,868,953

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     GENERAL. We have designed and developed nonvolatile semiconductor products since we commenced business operations in May 1987. We have concentrated on the design and development of the 4, 16, 64 and 256 kilobit nvSRAM product families and technologies, the design of a 256 kilobit EEPROM, marketing, distribution channels, and sources of supply, including production at subcontractors. With the acquisition of Integrated Logic Systems, Inc. ("Integrated") and Macrotech Semiconductor ("Macrotech"), we also design, develop and produce gate array integrated circuits.

     In September 1991, we began the sale of certain commercially qualified 64 kilobit nvSRAM products based on a 1.2 micron technology. After initial qualification of our first product in 1991, we began expanding the 64 kilobit nvSRAM product family. By the end of 1993, we had qualified the complete product family for commercial, industrial and military markets and had commenced sales of these products. During 1995, we developed our 64 kilobit nvSRAM product on a
0.8 micron technology, qualification of this product occurred in 1996. In late 1996 and into 1997, we, along with assistance from ZMD, completed the design, installation and qualification of our 256 kilobit product based on 0.8 micron technology into ZMD's wafer fab. In 1997, we installed the 256 kilobit nvSRAM product based on 0.8 micron technology in Chartered's wafer fab. Qualification of this product for use in the commercial and industrial market occurred in 1997 and qualification for use in the military market occurred in the second quarter of 1998. In the fourth quarter 1997, we qualified the 64 kilobit nvSRAM product built on 0.8 micron technology for sale in the commercial and industrial market. Our metal programmed gate array products are supported with 0.5 micron wafers purchased from UMC and 0.35 micron wafers purchased from Chartered. Sales of products built on wafers purchased from Chartered and UMC each accounted for approximately 98% of our revenue for 1999. Sales of finished units purchased from ZMD accounted for approximately 2% of our revenue for 1999.

     In 1999, we recorded net product sales of $7,754,952 for the year ended December 31, 1999 up from $6,522,078 recorded for the year ended December
31,1998. The increase in product sales was primarily due to demand for semiconductor memories returning to historic levels in Japan and other areas of the Far East. We did see a decrease in selling prices and an increase in unit shipments due to many customers ordering production volumes of our nvSRAM products.

     In September 2000, we purchased incomplete research and development, patents and certain trademarks from WebGear, Inc. Simtek has established a core business within the nonvolatile SRAM application segment, and is now expanding into other technology areas including logic and Bluetooth wireless markets. These additional product families are intended to allow more rapid total revenue growth and to reduce the risk inherent in our historic dependence on one product family.

     Total product sales for 1999 were $7,754,952 which was less than we anticipated based on our customer forecasts. The shortage was primarily due to a delay in large volume production orders being placed early in the year as we had expected. Also, we did not see product demand return to normal levels in Japan and other areas of the Far East until the second quarter of 1999 and the level of sales to our high-end industrial and military markets did not remain consistent with 1998. Sales of our 64 kilobit commercial products increased in 1999 by approximately 11%. This increase was due to new customers placing production volume orders and the return of volume business in Japan and the Far East. Sales of our 256 kilobit commercial products saw a 2% increase in 1999 as compared to 1998. Sales of our 64 kilobit and 256 kilobit high-end industrial and military market saw a decrease in 1999 of approximately 49% as compared to 1998. This decrease was due to a reduction of our average selling price of the 64 kilobit product and due to delays in certain government production contracts.

     With the return of production volume orders being placed for our 16 kilobit, 64 kilobit and 256 kilobit commercial products and an increase in competition, we did see a decrease in our average selling prices as compared to 1998. However, with this decrease, we saw an increase in unit shipments for 1999 as compared to 1998 of approximately 31%, 80% and 33% for our 16 kilobit, 64 kilobit, and 256 kilobit commercial products, respectively.

     Due to the decrease in high-end industrial and military sales, we had an approximate 5% decrease in our gross margins for 1999 as compared to 1998.

     In July 1999, we qualified and began shipping small volumes of our 64 kilobit and 256 kilobit AutoStorePlus ProductsTM, these parts are intended to be a direct replacement for encapsulated battery-back RAM's.

     In the third quarter of 1999, we began sampling our RTC technology which combines our nvSRAM's with a miniature capacitor-powered oscillator/counter that eliminates the need for a back-up battery when system power is lost.

     We recorded net product sales of $2,996,470 for the third quarter of 2000 and $9,220,772 for the nine months ended September 30, 2000 up from the $1,782,544 recorded for the third quarter 1999 and the $5,443,359 for the nine months ended September 30, 1999. The product sales were from our 4 kilobit, 16 kilobit, 64 kilobit and 256 kilobit nvSRAM product families and metal programmed gate array integrated circuits. The increase in net sales for the three months and nine months ended September 30, 2000 were primarily due to large customers placing production orders of our nvSRAM products worldwide. Sales of our metal programmed gate array integrated circuits accounted for approximately 11% of our revenue for the nine months ended September 30, 2000. Two distributors and one direct customer of our nvSRAM products accounted for approximately 51% of our net sales for the third quarter 2000. Products sold to distributors are re-sold to various end customers.

     During the third quarter 2000, we purchased wafers built on 0.8 micron technology from Chartered Semiconductor Manufacturing Plc. of Singapore ("Chartered") to support sales of its nvSRAM products. Sales of metal programmed gate array products were supported with 0.5 micron wafers purchased from United Microelectronics Corp. ("UMC") of Taiwan.

     We saw an increase of approximately 8% and 5% in gross margin percentages in the three and nine months ended September 30, 2000, respectively, as compared to the same periods in 1999. The increase in gross margin percentages was primarily a result of production shipments of metal programmed gate array integrated circuits increasing in the three and nine months ended September 30, 2000 as compared to the same periods in 1999.

     Total other operating expenses saw an increase of approximately $4,634,000 in the three months ended September 30, 2000 as compared to the three months ended September 30, 1999. Research and Development saw an increase of $4,429,000, due primarily to the issuance of stock to WebGear for the Bluetooth technology which was recorded at an approximate cost of $4,385,000. The remaining $45,000 increase in Research and Development costs was due primarily to a $36,000 increase in contract services and a $19,000 increase in benefits and employer taxes due to taxation requirements on the exercise of stock options, these increases were offset with an approximate $10,000 decrease in qualification costs. Administration saw an increase of approximately $146,000, which was due to the issuance of 1,000,000 shares of stock to two investment banker firms at a valuation of $1,031,000, of which approximately $43,000 was amortized in the three months ended September 30, 2000. The balance of the $103,000 increase was due to an approximate $51,000 increase in legal and audit fees related to the acquisition of Macrotech and the purchase of the Bluetooth Technology from WebGear and to increased payroll costs of approximately $52,000. Sales and Marketing saw an increase of $58,000, that was due to a headcount increase of $32,000 in payroll and benefits expense and an approximate increase of $26,000 in sales commissions that have a direct relationship to the increase in net revenues.

     Total other operating expenses saw an increase of approximately $4,862,000 in the nine months ended September 30, 2000 as compared to the nine months ended September 30, 1999. Research and Development saw an approximate increase of $4,441,000, due primarily to the issuance of stock to WebGear for the Bluetooth technology, which was recorded at an approximate cost of $4,385,000. (See General above) The remaining $56,000 increase was due to the purchase of design software and the maintenance contract related to the software. Administration saw a $276,000 increase which was due to the issuance of 1,000,000 shares of stock to two investment banker firms at a valuation of $1,031,000, of which approximately $43,000 was amortized in the three months ended September 30, 2000. The balance of the $233,000 was related to a $135,000 increase in legal and audit fees related to the ILSI and the Macrotech acquisitions and the costs associated with the purchase of the Bluetooth technology from WebGear, increased payroll costs for the nine months of $94,000, and increased travel expenses of $4,000. Sales and Marketing saw an increase of approximately $145,000, due to a headcount increase which created a $105,000 increase in payroll expense and due to employer taxes due to taxation requirements on the exercise of stock options. The remaining $40,000 increase was due to increased sales commissions.

     We recorded a net loss of $4,235,689 and $3,517,799 for the three and nine months ended September 30, 2000, respectively, as compared to a net loss of $250,429 and $454,091 for the three and nine months ended September 30, 1999, respectively. The decrease was due to entries recorded for the issuance of stock to WebGear and two investment bankers.

     YEARS ENDED DECEMBER 31, 1999 AND 1998. Our net product sales for 1999 totaled $7,754,952 compared to $6,522,078 in 1998. The increase in net product sales for the year ended December 31, 1999 was due primarily to the recovery of the Far East economy, where sales of our nvSRAMs returned to their historic level as a percent of total sales. During 1999, sales of our 1.2 micron 64 kilobit and 0.8 micron 256 kilobit nvSRAM military products accounted for approximately 26% of our sales, while the 256 kilobit and 64 kilobit nvSRAM product based on 0.8 micron technology accounted for approximately 59% of sales. Sales of our metal programmed gate array products accounted for approximately 9% of our sales for 1999. Sales of our 4 kilobit and 16 kilobit nvSRAM products accounted for the balance of the sales in 1999. Three distributors of our nvSRAM products accounted for approximately 56% of our net product sales for the year ended December 31, 1999.

     Operating expenses were approximately $111,000 more for the year ended December 31, 1999 than for the year ended December 31, 1998. The approximate $81,000 increase in research and development costs was related to increased payroll and depreciation expense associated with our MPGA products. There was an approximate $85,000 increase in sales and marketing which was attributed to an increase in sales commissions and payroll and benefits. The approximate decrease of $55,000 in administration was due primarily to decreased payroll and benefit costs and a decrease in legal expenses.

     Other income for the year ended December 31, 1999 decreased from $128,623 at December 31, 1998 to an expense of $48,786. This decrease of $177,409 in other income was due primarily to a one-time reversal of an accrued expense that occurred in 1998 and an increase in interest expense for the year ended 1999. This interest increase resulted from a full year's payments on the $1,500,000 debenture sold to affiliates of Renaissance Capital Group of Dallas, Texas ("Renaissance") in June 1998.

     We had a net loss of $149,470 for the year ended December 31, 1999 compared to a net income of $39,039 for the year ended December 31, 1998. We realized a positive gross margin of $2,928,686 in 1999 compared to $2,829,027 in 1998 for percentages of 38% and 43%, respectively.

FUTURE RESULTS OF OPERATIONS

     Our ability to maintain profitability will depend primarily on our ability to continue reducing our manufacturing costs and increase net product sales by increasing the availability of existing products, by the introduction of new products and by expanding our customer base. Additionally, market conditions may make it more difficult to receive enough raw materials, processed silicon wafers and support services to satisfy customer demand.

     As of September 30, 2000, the Company had open purchase orders expected to be filled within the next six months of approximately $6,058,000. Orders are cancelable prior to 30 days before the scheduled shipping date and, therefore, should not be used as a measure of future product sales.

     In 1999, we purchased all of our 0.8 micron and 1.2 micron technology wafers from a single supplier, Chartered. In 1999, Chartered notified us of their intent to discontinue production of our 1.2 micron technology. We completed a last time buy, purchasing enough wafers to support production until our 0.8 micron product technology could be qualified for military use. Approximately 87% of our sales for 1999 were from finished units produced from the 0.8 micron and 1.2 micron technology wafers. Approximately 9% of our sales were from our metal programmed gate array products, which are supported with 0.5 micron wafers purchased from UMC. We had an agreement with Chartered to provide wafers through September 1998. Although Chartered continues to provide us wafers under this contract we do not have a current agreement signed, however, we are negotiating with Chartered to renew the contract. The remaining 4% of our sales for 1999 were from finished units purchased from ZMD in 1998. Any disruptions in our relationship with Chartered could have an adverse impact on our operating results.

     ZMD, through their license agreement with us, has the worldwide right to sell nvSRAM's developed jointly by us and ZMD. With volume production being established at ZMD using the 0.8 micron product, ZMD has begun selling such nvSRAMs. In the past year, we have seen a slight erosion of sales and selling prices due to ZMD. However, due to ZMD creating a second source for nvSRAM products, we believe that their presence may have a positive impact because many large manufacturers require two sources to purchase product from.

LIQUIDITY AND CAPITAL RESOURCES

     From  inception   through   September  30,  2000,  we  have   approximately
$32,100,000 of gross proceeds from the sale of convertible debt and equity securities. From inception through September 30, 2000, we generated $10,085,000 of gross revenue from the sale of product and technology licenses, approximately $36,000,000 from net product sales and $600,000 in royalty income.

     Under the Cooperation Agreement entered into with ZMD in September 1995, ZMD had the right to convert all financing into shares of our common stock at a price of $0.175 per share for all monies paid in 1995 and at the average share price of the quarter the monies were paid for all monies paid in 1996. In 1996, we received $378,551 under this agreement of which $248,398 was converted into 1,353,374 shares of our common stock at a price of $.1548 and 165,000 shares of our common stock at a price of $.2358. In May 2000, the balance of $130,513 was converted into 551,964 shares of common stock at a price of $.2358. We and ZMD had agreed that they could not hold more than 30% of our common stock without the approval of our board of directors. As of December 31, 1999, ZMD held approximately 30% of our common stock. Because of subsequent sales by ZMD, it now holds less than 30% of our common stock and may convert the remaining balance. We are registering the conversion pursuant to this prospectus.

     On June 12, 1998, we closed a $1,500,000 financing transaction with two funds advised by Renaissance. The funding from Renaissance consisted of $1,500,000 of convertible debentures with a seven year term at a 9 percent per annum interest rate (the "Debentures"). On February 22, 2000, March 2, 2000 and March 6, 2000, Renaissance converted all $1,500,000 of the Debentures into an aggregate of 7,692,308 shares of our common stock.

     On May 9, 2000, we acquired Integrated Logic Systems, Inc. ("Integrated"). We issued 3,000,000 shares of its Common Stock in exchange for all outstanding shares of all classes of Integrated stock. Integrated designs and sells metal programmed gate array integrated circuits. This acquisition has been recorded as a pooling of interest during the quarter ended June 30, 2000. Therefore, the prior financial statements have been restated to reflect the operations of Integrated.

     On June 16, 2000, we acquired 1,875,000 shares of the common stock of WebGear, in return for 1,250,000 shares of our common stock. The shares of WebGear stock that we acquired represents approximately 9% of WebGear's issued and outstanding shares of common stock as of June 16, 2000. On June 16, 2000, the closing price for our common stock was $1.3125 per share. WebGear is engaged in the design, development, sales and support of high technology networking and communications products for the personal computer market. On September 29, 2000, we purchased incomplete research and development, patents and certain trademarks from WebGear, Inc. We issued 3,400,000 shares of our common stock and returned to WebGear the 1,875,000 shares of WebGear common stock that we acquired from WebGear on June 16, 2000. On September 29, 2000, the closing price of our common stock was $0.8438 per share. WebGear is engaged in the design, development, sales, and support of high technology networking and communications products for the personal computer market. We have estimated the preliminary value of the purchased patents and trademarks at $125,000 which were capitalized and recorded as intangible assets. We have estimated the preliminary value of the incomplete research and development acquired from WebGear at $4,384,545 which was expensed immediately. However, we are continuing to analyze the allocation between the patents and trademarks and the incomplete research and development. Before we file our annual report on Form 10-KSB, this allocation could be modified based on the completion of this analysis, and this adjustment could be material.

     On July 31, 2000, we acquired Macrotech Semiconductor ("Macrotech"). We issued 1,250,000 shares of its Common Stock in exchange for all outstanding shares of all classes of Macrotech stock. Macrotech designs and sells metal programmable standard cells, which are an extension of the metal programmed gate array integrated circuits that Integrated manufactures. The acquisition was accounted for as a pooling of interest, and the results of Macrotech have been consolidated with ours, as if we have been merged throughout the periods presented.

     On September 14, 2000, we entered into a one-year contract with two investment bankers, E.B.M. Associates, Inc. and World Trade Partners, each company has received 500,000 shares of the our Common Stock. On September 14, 2000, the closing price for our common stock was $ 1.0312 per share and accordingly $988,233 has been assigned to prepaid investor relations.

     On December 6, 2000, we signed a letter of intent to acquire Q-DOT Group, Inc. The purchase price is based on the average trading value of our stock, payable in shares of our common stock comprising a minimum of 4 million and a maximum of 6 million shares. We anticipate that this acquisition will close by the end of January or in February 2001. The closing is subject to execution of definitive agreements, third party approvals and customary closing conditions and there can be no assurance that we will actually close the acquisition. Working in the area of government contracts, Q-Dot specializes in advanced technology research and development for data acquisition, signal processing, imaging, and data communications. We anticipate that the acquisition will give us engineering expertise and access to product developments based on high speed Silicon Germanium technology, especially with respect to certain wireless and high-speed fiber-optic data communications applications.

     Our cash balance and cash equivalents at September 30, 2000 was $3,098,267.

     Our liquidity will depend on our revenue growth and our ability to sell our products at positive gross margins and control of our operating expenses.

     The change in cash flows from operating activities for the nine months ended September 30, 2000, was primarily a result of net loss of $3,517,799, an increase in reserve accounts of $312,286, accounts receivable of $437,661, prepaid expenses and other of $104,658, accrued expenses of $91,540 and $4,384,545 required for the stock issuance to WebGear. These increases were offset with a decrease in accounts payable of $357,249, customer deposits of $35,083, and inventory of $279,897. The change in cash flows from investing activities was due to the purchase of equipment of $233,574 used in the testing of our nvSRAM products and the purchase of hardware and software used in the design of our nvSRAM products. This increase was offset by a decrease in our restricted cash requirements of $100,000. The change in cash flows from financing activities was due to the exercise of stock options of $293,131, payments of notes payable of $111,142 acquired in the Integrated acquisition and capital contributions and distributions to stockholders in the Macrotech acquisition.

     For the year ended December 31, 1999, cash flow provided by operations was $238,931, which is primarily due to depreciation of $247,502, a change in reserve accounts of $90,936, an increase of accounts receivable of $270,510, and a net increase in accounts payable, accrued expenses and customer deposits of $423,533. The increase in accounts receivable was due to a large revenue month in December 1999, from which the cash will not be received until the first quarter of 2000. The increase in accounts payable was due primarily to an increase in product demand which requires us to maintain a larger wafer and work-in-progress inventory, which is payable to our subcontractors on 30 day terms and to the purchase of software that is being paid for on a five year capital lease.

     The use of cash flows in investing activities for the year ended December 31, 1999, was due to purchases of equipment related to the testing of our nvSRAM products and manufacturing and test equipment for our metal programmed gate array products and from the purchase of a restricted certificate of deposit. The $179,310 of equipment purchased consisted primarily of test fixtures and burn-in boards to support products manufactured at Chartered and a reticle set to support manufacturing of our metal programmed gate array products at UMC. A $300,000 certificate of deposit was established as collateral for a $300,000 letter of credit that is required by one of our suppliers in the event that we default on payments.

     For the year ended December 31, 1998, cash flow used in operations was $223,429, which is primarily attributable to a decrease in accounts payable and a reversal of accrued expenses totaling $501,796, an increase in inventory of $300,677 which was offset with a net income of $39,039, depreciation and amortization of $178,542 and an increase in accounts receivable and accrued expenses of $272,493. The large decrease in accounts payable and accrued expenses was due to us paying ZMD for past due invoices after a price dispute was settled between us and ZMD in the first quarter of 1998. The increase in inventory is due to us switching from purchasing finished units from ZMD to producing finished units from wafers purchased from Chartered. This change in procurement requires us to maintain a larger wafer and work-in-progress inventory along with a finished goods inventory. The use of cash flows in investing activities was due to purchases of equipment related to the testing of our 64 kilobit and 256 kilobit products built on 0.8 micron technology from wafers purchased from Chartered and from the purchase of a restricted certificate of deposit. The $429,164 of equipment purchased consisted primarily of test fixtures and burn-in boards to support products manufactured at Chartered and UMC and software required in the development of our MPGA products. A $100,000 certificate of deposit was established to secure a $250,000 line of credit. Cash flow from financing activities is primarily due to the $1,500,000 financing transaction that we closed in June 1998.

ACCOUNTING STATEMENTS

     In 1998,  Statement of Financial  Accounting  Standards 133, Accounting for
Derivative Instruments and Hedging Activities was issued. Statement 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments as fair value. This statement is effective for the Company's financial statements for the year ended December 31, 2001 and the adoption of this standard is not expected to have a material effect on the Company's financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101 regarding revenue recognition. SAB 101 is to be implemented in the fourth quarter of 2000, and the adoption of this standard is not expected to have a material effect on the Company's financial statements.

INFLATION

     The impact of inflation on our business has not been material.

                                    BUSINESS

GENERAL

     Simtek Corporation designs, develops, produces and markets high performance nonvolatile semiconductor memories ("nvSRAM's") and metal programmed gate array products. Nonvolatility prevents loss of programs and data when electrical power is removed. Our nonvolatile memory products feature fast data access and programming speeds and electrical reprogramming capabilities. Our nvSRAM products are targeted for use in commercial electronic equipment markets such as industrial control systems, office automation, medical instrumentation, telecommunication systems, cable television, and numerous military systems, including communications, radar, sonar and smart weapons. Our metal programmed gate array products are used in applications such as computer displays, telecommunications and office automation. We are also in the early stages of product development targeted for the "Bluetooth" wireless market.

     We are in production of our first four families of memory products, 256 kilobit, 64 kilobit, 16 kilobit and 4 kilobit nonvolatile static random access memories ("nvSRAMs"). Our 256 kilobit nvSRAM was qualified in 1997 for sales into the commercial and industrial markets and in 1998 for shipment into the military market. Our 64 kilobit nvSRAMs meet or exceed the requirements for sales into commercial, industrial and military markets. Our 16 kilobit and 4 kilobit nvSRAMs have been qualified for sales into commercial and industrial markets. Our nvSRAMs are physically smaller and require less maintenance than SRAM devices that achieve nonvolatility through the use of internal batteries and are more convenient to use than SRAM devices that achieve nonvolatility by being combined with additional chips.

     Our metal programmed gate array products ("MPGA") are used to replace programmable logic devices when a customer has completed his system design and requires cost-reduced integrated circuits for volume manufacturing. Each MPGA is configured using the individual customer's design files and is built to his specific requirements.

     In September 2000, we purchased incomplete research and development, patents and certain trademarks from WebGear, Inc. Simtek has established a core business within the nonvolatile SRAM application segment, and is now expanding into other technology areas including logic and Bluetooth wireless markets. These additional product families are intended to allow more rapid total revenue growth and to reduce the risk inherent in our historic dependence on one product family. See also research and development discussion.

ACQUISITIONS AND OTHER TRANSACTIONS

     On May 9, 2000, we acquired Integrated Logic Systems, Inc. ("Integrated"). We issued 3,000,000 shares of its Common Stock in exchange for all outstanding shares of all classes of Integrated stock. Integrated designs and sells metal programmed gate array integrated circuits. We purchased approximately $30,000 of product from Integrated in the past year.

     On June 16, 2000, we acquired 1,875,000 shares of the common stock of WebGear, in return for 1,250,000 shares of our common stock. The shares of WebGear stock that we acquired represented approximately 9% of WebGear's issued and outstanding shares of common stock as of June 16, 2000. On June 16, 2000, the closing price for our common stock was $1.3125 per share. WebGear is engaged in the design, development, sales and support of high technology networking and communications products for the personal computer market.

     On July 31, 2000, we acquired Macrotech Semiconductor ("Macrotech"). We issued 1,250,000 shares of our Common Stock in exchange for all outstanding shares of all classes of Macrotech stock. Macrotech designs and sells metal programmable standard cells, which are an extension of the metal programmed gate array integrated circuits that ILSI manufactures. The acquisition was accounted for as a pooling of interest, and the results of Macrotech have been consolidated with ours, as if we have been merged throughout the periods presented.

     On September 14, 2000, we entered into a one-year contract with two investment bankers, E.B.M. Associates, Inc. and World Trade Partners, each company has received 500,000 shares of our Common Stock. Both companies with assist us in broadening our financial market presence and establishing new relationships within the industry, investment community and financial media. On September 14, 2000, the closing share price for our common stock was $ 1.0312 per share and accordingly $988,233 has been assigned to prepaid investor relations.

     On September 29, 2000, we purchased incomplete research and development, patents and certain trademarks from WebGear, Inc. We issued 3,400,000 shares of our common stock and returned to WebGear the 1,875,000 shares of WebGear common stock that we acquired from WebGear on June 16, 2000. On September 29, 2000, the closing price of our common stock was $0.8438 per share. We have estimated the preliminary value of the purchased patents and trademarks at $125,000 which were capitalized and recorded as intangible assets. We have estimated the preliminary value of the incomplete research and development acquired from WebGear at $4,384,545 which was expensed immediately. However, we are continuing to analyze the allocation between the patents and trademarks and the incomplete research and development. Before we file our annual report on Form 10-KSB, this allocation could be modified on the completion of this analysis, and this adjustment could be material.

     On December 6, 2000, we signed a letter of intent to acquire Q-DOT Group, Inc. The purchase price is based on the average trading value of our stock, payable in shares of our common stock comprising a minimum of 4 million and a maximum of 6 million shares. We anticipate that this acquisition will close by the end of January or in February 2001. The closing is subject to execution of definitive agreements, third party approvals and customary closing conditions and there can be no assurance that we will actually close the acquisition. Working in the area of government contracts, Q-Dot specializes in advanced technology research and development for data acquisition, signal processing, imaging, and data communications. We anticipate that the acquisition will give us engineering expertise and access to product developments based on high speed Silicon Germanium technology, especially with respect to certain wireless and high-speed fiber-optic data communications applications.

     INDUSTRY AND PRODUCT BACKGROUND
     MEMORY

     The semiconductor memory market is very large and highly differentiated. This market covers a wide range of product densities, speeds, features and prices. The ideal memory would have (1) high bit density per chip to minimize the number of chips required in a system; (2) fast data read and write speeds to allow a system's microprocessor to access data without having to wait; (3) the ability to read and modify data an unlimited number of times; (4) the ability to retain its data indefinitely when power is interrupted (i.e. nonvolatility); (5) availability in a variety of package types for modern assembly techniques; and
(6) the ability to be tested completely by the manufacturer to ensure the highest quality and reliability. Although customers would like to have memory components with all of these attributes it currently is not technically feasible. Therefore, the memory market is segmented with different products combining different mixes of these attributes.

     Semiconductor memories can be divided into two main categories, volatile and nonvolatile. Volatile memories generally offer high densities and fast data access and programming speeds, but lose data when electrical power is interrupted. Nonvolatile memories retain data in the absence of electrical power, but typically have been subject to speed and testing limitations and wear out if they are modified too many times. There are a number of common volatile and nonvolatile product types, as set forth below. The list of products under "Combinations" is limited to single packages and does not include combinations of the listed memories in separate packages, such as SRAMs in combination with EPROMs and EEPROMs.

       Volatile      Nonvolatile       Combinations
       --------      -----------       ------------
       SRAM          EEPROM            nvSRAM
       DRAM          Flash Memory      NVRAM
                     EPROM             SRAM plus lithium battery ("Batram")
                     PROM
                     ROM


     VOLATILE MEMORIES. Rewritable semiconductor memories store varying amounts of electronic charge within individual memory cells to perform the memory function. In a Dynamic Random Access Memory (DRAM), the charge must be electrically refreshed many times per second or data are lost even when power is continuously applied. In a Static Random Access Memory (SRAM), the charge need not be refreshed, but data can be retained only if power is not interrupted.

     NONVOLATILE MEMORIES. A Read Only Memory (ROM) is programmed (written) once in the later stages of the manufacturing process and cannot be reprogrammed by the user. Programmable Read Only Memory (PROM) can be programmed once by the user, while Erasable PROM (EPROM) may be reprogrammed by the user a limited number of times if the EPROM is removed from the circuit board in the equipment. Both Flash memory and Electrically Erasable PROM (EEPROM) may be reprogrammed electrically by the user without removing the memory from the equipment. However, the reprogramming time on both EEPROM and Flash memory is excessively long compared to the read time such that in most systems the microprocessor must stop for a relatively long time to rewrite the memory.

     COMBINATIONS. Many customers use a combination of volatile and nonvolatile memory functions to achieve the desired performance for their electronic systems. By using SRAMs in combination with EPROM and EEPROM chips, customers can achieve nonvolatility in their systems and still retain the high data read and write speeds associated with SRAM memories. This approach, however, is not desirable in many applications because of the size and cost disadvantages associated with using two or more chips to provide a single memory function. Also, it may take up to several seconds to transfer the data from the SRAM to the EEPROM; an excessive time at power loss. As a result, attempts have been made to combine nonvolatile and volatile memory features in a single package or silicon chip. One approach combines an SRAM with lithium batteries in a single package.

     Nonvolatile random access memories (NVRAMs) combine volatile and nonvolatile memory cells on a single chip and do not require a battery. We believe our nvSRAM represents a significant advance over existing products that combine volatility and nonvolatility on a single silicon chip. We combine an SRAM memory cell with an EEPROM memory cell to create a small nvSRAM memory cell. Our unique and patented memory cell design enables the nvSRAM to be produced at densities higher than existing NVRAMs and at a lower cost per bit. In addition to high density and nonvolatility, the nvSRAM has fast data access and program speeds and the SRAM portion of the memory can be modified an unlimited number of times without wearing out.

     TECHNOLOGY

     We use an advanced  implementation  of  silicon-nitride-oxide-semiconductor
(SNOS) technology. SNOS technology stores electrical charge within an insulator, silicon nitride, and uses a thin tunnel oxide layer to separate the silicon nitride layer from the underlying silicon substrate. SNOS technology prevents tunnel oxide rupture in the memory cell from causing an immediate loss of data. Oxide rupture has been a major cause of failures in Flash and EEPROMs using floating gate technology, where charge is stored on a polysilicon conductor surrounded by insulators. To protect against these failures, many floating gate EEPROMs have required error correction circuitry and redundant memory cells. This increases product cost by requiring more silicon area. Error correction and redundancy are not required for our products to protect against tunnel oxide rupture. In addition, our product designs incorporate a special test feature which can predict data retention time for every individual memory cell based on measuring the rate of charge loss out of the silicon nitride.

     The SNOS technology coupled with our nvSRAM memory cell allows high performance nonvolatile SRAMs to be manufactured using complementary metal oxide semiconductor (CMOS) technology. The SNOS technology that we use has proven to be highly reliable, as demonstrated by our product qualification results to date.

     PRODUCTS

     nvSRAMs (NONVOLATILE STATIC RANDOM ACCESS MEMORIES). Our 256 kilobit, 64 kilobit, 16 kilobit and 4 kilobit nvSRAM product families consist of nonvolatile memories that combine fast SRAM and nonvolatile EEPROM characteristics within each memory cell on a single chip of silicon. The SRAM portion of the nvSRAM is operated in the same manner as most existing SRAM products. The SRAM can be written to and read from an unlimited number of times. The EEPROM can be programmed, depending upon device type, by user control or automatically by transferring the SRAM contents into the EEPROM. The EEPROM data can be transferred back into the SRAM by user control or the data can be transferred automatically.

     Our nvSRAMs have fast data access speeds of 20, 25, 35 and 45 nanoseconds. These data access speeds correspond to those of fast SRAMs and meet the requirements of much of the fast SRAM market. The high speed characteristics of our nvSRAMs allow them to be used in applications with various high performance microprocessors and digital signal processors such as those manufactured by Intel Corp., Texas Instruments and Motorola. Our nvSRAM can be used to replace SRAMs with lithium batteries and multiple chip solutions such as SRAM plus EEPROM or Flash Memory.

     We finalized commercial and industrial qualification of two versions of our initial 64 kilobit nvSRAM product offering in September 1991 and April 1992, respectively. We completed military qualification of our initial nvSRAM in May 1992. We began sales into the commercial market of our initial 16 kilobit nvSRAM product family in 1992. The nvSRAM product family also includes the 4 kilobit version. We completed the development and product qualification of the 64 kilobit AutoStoreTM nvSRAM in 1993. The AutoStoreTM version automatically detects power loss and transfers the data from the SRAM cells into the EEPROM cells. This device does not require instructions or intervention from the system microprocessor to notify it of the power loss. Commercial and industrial qualification of our 256 kilobit nvSRAM occurred in 1997 and military qualification of our 256 kilobit nvSRAM was completed in the second quarter of 1998.

     NEW INTRODUCTIONS: We began shipping production qualified 256 kilobit nvSRAM products in mid-1997. These products are the highest density monolithic solution on the market. We believe our 256 kilobit products will expand the market for our products.

     In October 1998, we introduced a 1 megabit module using 4 of the 256 kilobit products on a single substrate. This device is intended for use by customers requiring additional density prior to availability of the monolithic (single-chip) version.

     In July 1999, we qualified and began shipping small volumes of our 64 kilobit and 256 kilobit AutoStorePlusTM Products, these parts are intended to be a direct replacement for encapsulated battery-back RAM's.

     In the third quarter of 1999, we began sampling our Real Time Clock ("RTC") technology which combines our nvSRAMs with a miniature capacitor-powered oscillator/counter that eliminates the need for a back-up battery when system power is lost.

     PACKAGE TYPES: We currently supply our nvSRAMs in plastic and ceramic dual-in-line packages, ceramic leadless chip carriers and plastic small outline integrated circuit surface mount packages. Supplying the products in a number of different package types increases the available market for our products at a relatively low development cost.

     METAL PROGRAMMED GATE ARRAYS

     The electronics industry uses logic integrated circuits to configure systems to perform specific functions within a system. Field Programmable Gate Arrays ("FPGA"s) and Complex Programmable Logic Devices (CPLDs) have become popular for this purpose, and are supplied by a number of major suppliers, such as Xilinx and Altera. These products provide high performance, flexible solutions, but are expensive when compared to non-programmable, fixed function application specific products. Simtek's MPGAs provide a low-cost, high volume alternative to the programmable logic products.

     TECHNOLOGY

     Simtek uses standard logic wafer processing available from various subcontract fabrication facilities. We currently contract with UMC in Taiwan for
0.5 micron technology and with Chartered Semiconductor in Singapore for 0.35 micron technology. We plan to migrate the technology to a 0.25 micron process as the market develops.

     Simtek's conversion tools support direct netlist conversion to create drop-in replacements at a fraction of the FPGA or CPLD cost. We can support up to approximately 1 million logic gates plus dual port RAM. We also support full scan test without any area penalty with our Integrated Testability feature.

     PRODUCTS

     MPGA products are built to order based on customer designs that are electronically transferred to our design workstations. Our engineers then verify the design and implement it in the appropriate technology to provide the most cost effective solution available for the customer.


     PRODUCT WARRANTIES. We presently provide a one-year limited warranty on our products.

RESEARCH AND DEVELOPMENT

     Many of our research and development activities are centered around developing new products and reducing the cost of our nvSRAM products and the development and design of customer specific metal programmed gate array. We have reduced our costs by introducing our 0.8 micron technology. This technology reduced the size of the 64 kilobit nvSRAM chip and enabled us to develop a cost effective 256 kilobit nvSRAM. We are continuing our efforts to improve yield on the 0.8 micron technology. In order to further reduce costs, we engaged Integra Technologies in the fourth quarter 1997 for testing of our 0.8 micron products. We have a test floor used for evaluation of our technologies, product designs and product quality. The test floor is also used for production testing of silicon wafers.

     In an effort to expand our products, we acquired incomplete research and development of certain technology that we intend to apply within the emerging Bluetooth market segment. "Bluetooth" is an industry standard, short range wireless communications technology designed to allow a variety of electronic devices, such as wireless telephone, Personal Digital Assistants, notebook computers, desktop computers, peripheral input-output devices, television set-top boxes and Internet appliances to exchange data without the use of physical cabling. We plan to spend approximately $750,000 over the next year in order to develop and manufacture integrated circuits using the technology in Bluetooth applications.

     Our research and development expenditures for the years ended December 31, 1999 and 1998 were approximately $1,640,025 and $1,558,926, respectively. We intend to continue expenditures on research and development; however, the percentage of research and development expenditures is expected to decrease relative to expenditures relating to the commercial production of our existing products.

MANUFACTURING AND QUALITY CONTROL

     Our manufacturing strategy is to use subcontractors whose production capabilities meet the requirements of our product designs and technologies.

     In 1992, we entered into a manufacturing agreement with Chartered (the "Chartered Manufacturing Agreement") to provide us with silicon wafers for our products. Under the Chartered Manufacturing Agreement, Chartered has installed a manufacturing process for versions of our current and future products.

     Finished wafer procurement reverted to Chartered during 1998 as we ceased purchasing finished 0.8 micron units from ZMD. We used UMC for wafer procurement of our 0.5 micron MPGA products and Chartered for wafer procurement of our 0.35 micron MPGA products. During 1999, approximately 98% of our product sales were based on wafers purchased from Chartered.

     Device packaging of our nvSRAM products continued at the Amkor facilities in the Philippines and South Korea. Final test for 0.8 micron nvSRAM products was established successfully at Integra Technologies in Wichita, Kansas. Device packaging of our metal programmed gate array products continued at Advanced Semiconductor Eng., Inc. in Taiwan. Final test of our metal programmed gate array products was completed in our Colorado Springs facility.

     Our subcontractors provide quality control for the manufacture of our products. We maintain our own quality assurance personnel and testing capability to assist the subcontractors with their quality programs and to perform periodic audits of the subcontractors' facilities and finished products to ensure product integrity.

     Our quality and reliability programs were audited by several commercial and military customers during 1999 as part of routine supplier certification procedures. All such audits were completed satisfactorily. In April 1999, we were audited by Defense Supply Center, Columbus ("DSCC") for the quality of our military systems. The audit team recommended holding shipments of compliant product until a number of issues, predominately involving subcontracted test laboratories, were resolved. The issues were resolved by us and approved by DSCC and shipments of compliant military product resumed in late May 1999.

MARKETS

     Our memory products are targeted at fast nonvolatile SRAM markets, SRAM plus EEPROM markets and other nonvolatile memory products broadly used in commercial, industrial and military electronic systems.

         Our  MPGA  products  are  built  to  customer   requirements   in  many
application areas. Therefore, we believe that our products will address very broad markets including these applications:


     Airborne and Space Computers          Lighting
     Automotive Control & Monitoring       Medical Instruments
     Portable Telephone Modems             Control Systems
     Portable Computers                    Currency Changers
     Postal Meters                         Data Monitoring Equipment
     Printers                              Disk Drives
     Process Control Equipment             Facsimile Machines
     Radar and Sonar Systems               Gaming
     Telecommunications Systems            GPS Navigational Systems
     Terminals                             Guidance and Targeting Systems
     Test Equipment                        High Performance Workstations

     Utility Meters                        Laser Printers
     Vending Machines                      Mainframe Computers
     Weapon Control Systems                CD Writers
     Security Systems                      Copiers
     Broadcast Equipment                   Cable TV Set Top Converter Boxes
     Studio Recording Equipment

We are increasing marketing and sales emphasis on office automation products such as copiers and mass storage systems as well as beginning new sales efforts in data communication applications.

SALES AND DISTRIBUTION

     Our strategy is to generate sales through the use of independent sales representative agencies and distributors. We believe this strategy provides the fastest and most cost effective way to assemble a large and professional sales force.

     We currently have three sales and marketing offices, located in Colorado Springs, Colorado, Bristol, England and Atlanta, Georgia. We have engaged 15 independent representative organizations with 36 sales offices and 30 distributor organizations with 81 sales offices. Both organizations have multiple sales offices and sales personnel covering specific territories. Through these organizations and their sales offices we are capable of serving a worldwide market.

     Independent sales representatives typically sell a limited number of noncompeting products to semiconductor users in particular geographic assigned territories. Distributors inventory and sell products from a larger number of product lines to a broader customer base. These sales channels are complementary, as representatives and distributors often work together to consummate a sale, with the representative receiving a commission from us and the distributor earning a markup on the sale of the products. We supply sales materials to the sales representatives and distributors.

     For our marketing activities, we evaluate external marketing surveys and forecasts and perform internal studies based, in part, on inputs from our independent sales representative agencies. We prepare brochures, data sheets and application notes on our products.

CUSTOMERS AND BACKLOG

     Approximately 35% of our net product sales during 1999 were to customers in the Pacific Rim and approximately 15% were to customers in Europe. The remaining product sales were to customers in North America.

     As of September 30, 2000, we had open purchase orders expected to be filled within the next nine months of approximately $6,058,000. Orders are cancelable prior to 30 days before the scheduled shipping date and, therefore, should not be used as a measure of future product sales

     During 1999, we continued to receive initial and scheduled production orders on our 64 kilobit product. We believe that we will continue to receive volume production orders on our 64 kilobit product and that production orders on our 256 kilobit product will continue to grow.

LICENSES

     PRODUCT AND TECHNOLOGY LICENSE SALES. We have sold product and technology licenses to Nippon Steel, Plessey and ZMD. Based on prior actions by Nippon Steel and Plessey, we don't anticipate any future activity on the licenses with Nippon Steel and Plessey.

     ZMD. In June of 1994, we signed a joint development agreement with ZMD to install the 1.2 micron products for manufacture at ZMD and to jointly develop the 0.8 micron technology at Chartered. The Agreement was modified in August of 1994 by a Letter of Intent between us to bypass the installation of 1.2 micron technology at ZMD and instead modify the 0.8 micron technology to run in the ZMD factory. ZMD has paid us all the monetary requirements under this agreement including any royalties we may receive from sales of these jointly developed products.

     CHARTERED. In September of 1992, we entered into a manufacturing agreement with Chartered. This agreement grants Chartered the right to manufacture silicon wafers containing our products solely for sale to us. Chartered also has the right to manufacture silicon wafers in connection with future technology licenses we may enter into with third parties.

     FUTURE LICENSE SALES. We intend to sell product and technology licenses on a selective basis. We will continue to seek licensing partners who can contribute to the development of the nvSRAM market and provide a meaningful level of revenue to us while not posing an undue threat in the marketplace.

COMPETITION

     Our products compete on the basis of several factors, including data access and programming speeds, density, data retention, reliability, testability, space savings, manufacturability, ease of use and price.

     Products that compete with our family of nvSRAMs fall into three categories. The first category of products that compete with our nvSRAMs are volatile and nonvolatile chips used in combination, such as fast SRAMs used with EPROMs, EEPROMs, or Flash memory. We believe that we have advantages over these applications because the nvSRAM allows data to be stored in milliseconds as compared to seconds for chips used in pairs. Our single chip solution provides a space savings and easier manufacturing. Our single chip solution generally provides increased reliability versus multiple chips. We believe it will be able to compete with many solutions requiring density up to 256 kilobits; however, in those instances where the density requirement is beyond 256 kilobits the nvSRAM does not compete. Competitors in the multiple chip category include Cypress Semiconductor Corp., Integrated Technology, Inc., Toshiba, Fujitsu, Advanced Micro Devices, Inc., Atmel and National Semiconductor Corp.

     The second category of products that compete with our nvSRAMs are products that combine SRAMs with lithium batteries in specially adapted packages. These products generally are slower in access speeds than our nvSRAMs due in part to limitations caused by life of the lithium battery when coupled with a faster SRAM. Our nvSRAMs are offered in standard, smaller, less expensive packages, and do not have the limitation on lifetime imposed on the SRAM/battery solutions by the lithium battery. Our nvSRAMs can also be used for wave soldered automatic insertion circuit board assembly since they do not have the temperature limitations of lithium batteries. However, lithium battery-backed SRAM products are available in densities of 1 megabit and greater per package. Companies currently supplying products with lithium batteries include Dallas Semiconductor Corp., ST Microelectronics and Benchmarq Microelectronics, Inc.

     The third category consists of NVRAMs that combine SRAM memory cells and EEPROM memory cells on a monolithic chip of silicon. Our current product offerings are of higher density, faster access times and we believe can be manufactured at lower costs per bit than NVRAMS. Another company that is currently supplying NVRAMs is Xicor, Inc. We believe that Xicor's highest density single chip part is 16 kilobit.

     ZMD, through their license agreement with us, has the worldwide right to sell under the ZMD label nvSRAMs developed jointly by ZMD and us. With volume production established at ZMD using the 0.8 micron product, ZMD has begun selling such nvSRAMs. This has had a positive impact for us by creating a second source, which is required by many larger companies, for our nvSRAM products. However, in 1999, we were required to reduce prices to certain markets due to the increased competition from ZMD. We believe that the competition from ZMD has not had a major impact on our revenues.

     We are aware of other semiconductor technologies for nonvolatile memory products. These technologies include ferroelectric memory and thin film magnetic memory. Ramtron, Raytheon, Symetrix, National Semiconductor and others are developing ferroelectric products. Honeywell, Inc. is developing magnetic film products.

     MPGA-type solutions are supported by semiconductor companies such as AMI, NEC and Temic.

PATENTS AND INTELLECTUAL PROPERTY

     We undertake to protect our product designs and technologies under the relevant intellectual property laws as well as by utilizing internal disclosure safeguards. Under our licensing programs, we exercise control over the use of our protected intellectual property and have not permitted our licensees to sublicense our nvSRAM products or technology.

     It is common in the semiconductor industry for companies to obtain copyright, trademark and patent protection of their intellectual property. We believe that patents are significant in our industry, and we are seeking to build a patent portfolio. We expect to enter into patent license and cross-license agreements with other companies. We have been issued seven patents in the United States on our nvSRAM memory cell and other circuit designs. These patents have terms that expire through 2008 to 2013. We have also taken steps to obtain international patents on certain of our products. We have two applications that have been allowed and intend to prepare patent applications on additional circuit designs we have developed. However, as with many companies in the semiconductor industry, it may become necessary or desirable in the future for us to obtain licenses from others relating to our products.

     We have received federal registration of the term "Novcel" a term we use to describe our technology. We have not sought federal registration of any other trademarks, including "Simtek" and "QuantumTrapTM" or our logo.

Employees

     As of the date of this prospectus, we had 30 full-time employees and one temporary employee.

FACILITIES

     We lease approximately 9,170 square feet of space in Colorado Springs, Colorado. This space includes a product engineering test floor of approximately 2,350 square feet. Subsequent to December 31, 1999, we signed two addendums to our lease agreement that allows us to occupy approximately 2,900 additional square feet on June 1, 2000. The original lease along with its addendum expires on December 31, 2001. With this addition, we believe that our existing facilities will be adequate to meet our reasonably foreseeable needs or that, upon expiration of the current lease, alternative facilities will be available to us on acceptable terms to meet our requirements.

LEGAL PROCEEDINGS

     There were no legal proceedings against us as of the date of this prospectus.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:

Name                                       Age              Position
----                                       ---              --------

Douglas M. Mitchell....................    51       Director, Chief Executive
                                                    Officer and President, Chief
                                                    Financial Officer (acting)

Klaus C. Wiemer........................    62       Director

Robert H. Keeley.......................    59       Director

Harold Blomquist.......................    48       Director

John Heightley    .....................    63       Director


     DOUGLAS M. MITCHELL, served as our Chief Operating Officer from July 1, 1997 until January 1, 1998 at which time he became Chief Executive Officer, President and a director. Mr. Mitchell has over 20 years of experience in the semiconductor and electronics systems industry holding various marketing and sales management positions. Prior to joining us, he was President and Chief Executive Officer of a wireless communications company, Momentum Microsystems. Prior to this Mr. Mitchell was Vice President of Marketing with SGS-Thomson Microelectronics, responsible for marketing and applications engineering of Digital Signal Processing, transputer, microcontroller and graphics products in North America. SGS-Thomson had acquired Inmos Corporation where Mr. Mitchell had been Manager, US Marketing and Sales. Mr. Mitchell has held management positions at Texas Instruments and Motorola and has been responsible for various product definition and product development. Mr. Mitchell holds a Bachelors degree in electrical engineering from the University of Texas and a Masters of Business Administration degree from National University.

     KLAUS C. WIEMER, has served as a director since May 1993. He also serves on the boards of Neomagic Corp (NMGC) of Santa Clara, CA and InterFET Corp of Garland, TX. From July 1993 to May 1994, Dr. Wiemer served as President and Chief Executive Officer of our company. Since May 1994, Dr. Wiemer has been an independent consultant. From April 1991 to April 1993, Dr. Wiemer was President and Chief Executive Officer of Chartered Semiconductor Manufacturing Pte., Ltd. in Singapore, and from July 1987 to March 1991, Dr. Wiemer was President and Chief Operating Officer of Taiwan Semiconductor Manufacturing Company. Prior to 1987, Dr. Wiemer was a consultant for the Thomas Group specializing in the area of integrated circuit manufacturing and previously worked for fifteen years with Texas Instruments. Dr. Wiemer holds a Bachelors degree in physics from Texas Western College, a Masters degree in physics from the University of Texas and a Ph.D. in physics from Virginia Polytechnic Institute.

     ROBERT H. KEELEY, has served as a director since May 1993. He is currently the El Pomar Professor of Business Finance at the University of Colorado at Colorado Springs. From 1986 until he joined the faculty at the University of Colorado at Colorado Springs in 1992, Dr. Keeley was a professor in the Department of Industrial Engineering and Engineering Management at Stanford University. Prior to joining Stanford, he was a general partner of Hill and Carmen (formerly Hill, Keeley and Kirby), a venture capital firm. Dr. Keeley holds a Bachelors degree in electrical engineering from Stanford University, an M.B.A. from Harvard University and a Ph.D. in business administration from Stanford University. Dr. Keeley is also a director of Analytical Surveys, Inc. and a number of private companies.

     HAROLD A. BLOMQUIST, was appointed as a director in May 1998. Mr. Blomquist is currently president of American Microsystems ("AMI") Japan, Ltd. in Toyko; senior managing director and board chairman of AMI GmbH in Dresden, Germany; senior vice president of AMI's worldwide sales and strategic marketing; and a member of the board of directors for both AMI and AMI's holding company, GA Tech, Inc. Before joining AMI in April 1990, Mr. Blomquist held a series of increasingly responsible positions in engineering, sales, and marketing for several semiconductor firms, including Texas Instruments, Inmos and General Semiconductor. Mr. Blomquist was granted a BSEE degree from the University of Utah and also attended the University of Houston, where he pursued a joint Juris Doctor/MBA course of study.

     JOHN HEIGHTLEY, was appointed as a director in September 1998. Mr. Heightley is currently executive vice president and chief technology officer for United Memories of Colorado Springs. From 1990 to 1996, Mr. Heightley was president and chief executive officer of Adaptive Solutions, Inc. In 1986 and 1987, he held the position of president and chief executive officer of Gigabit Logic, Inc.; in 1987 he was appointed chairman of Gigabit along with his responsibilities as president and chief executive officer. Mr. Heightley held these positions until 1990. Prior to Gigabit, Mr. Heightley served as president and chief executive officer of Ramtron Corporation from 1985 to 1986 and from 1978 to 1985 he served as a member of the board of directors, president, chief operating officer and vice president of memory products for Inmos International, plc. Mr. Heightley was granted a B.S. degree in Engineering Science from Penn State University and earned a M.S. degree in Electrical Engineering from M.I.T.

     RICHARD L. PETRITZ, founder and Chairman of the Board retired in August 1998. Dr. Petritz had a long and distinguished semiconductor career that began in 1958 at Texas Instruments before he went on to found such other semiconductor companies as Mostek and Inmos International, plc. As of the date of this filing, a replacement as Chairman of the Board has not been named.

     Subject to the requirement that the Board of Directors be classified if it consists of six or more persons, directors serve until the next annual meeting or until their successors are elected and have qualified. Officers serve at the discretion of the Board of Directors. Vacancies on the Board of Directors are filled by the existing directors. Under the agreement entered into with ZMD in 1994, ZMD has the right to appoint two members to the Board of Directors. At this time ZMD has no representation on our Board of Directors. ZMD will no longer have this appointment right following the sale of all of our common stock that it owns.

SPECIAL PROVISIONS IN ARTICLES OF INCORPORATION

     Our articles of incorporation contain a provision limiting the liability of directors to the fullest extent permitted under the Colorado Corporation Code (the "Code"). The Code allows a corporation to limit the personal liability of a director to the corporation or its shareholders for monetary damages for breaches of fiduciary duty as a director except for

1.   breaches of the director's duty of loyalty,

2. acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

3.   certain other acts specified in the Code, and

4.   transactions from which the director derived an improper benefit.

     The provisions of the Code will not impair our ability to seek injunctive relief for breaches of fiduciary duty. Such relief, however, may not always be available as a practical matter.

     Our articles of incorporation also contain a provision that requires us to indemnify, to the fullest extent permitted under the Code, directors and officers against all costs and expenses reasonably incurred in connection with the defense of any claim, action, suit or proceeding, whether civil, criminal, administrative, investigative or other, in which such person may be involved by virtue of being or having been a director, officer or employee.

EXECUTIVE COMPENSATION

     The following table sets forth certain information for each of our last three fiscal years with respect to the annual and long-term compensation of the only individual acting as the Chief Executive Officer during the fiscal year ended December 31, 1999. No other executive officers as of December 31, 1999 had combined annual salary and bonus for the fiscal year ended December 31, 1997 that exceeded $100,000.

                                              Summary Compensation Table

                                                                            Long Term Compensation
                                                                        ------------------------------
                               Annual Compensation                       Awards             Payouts
                           ---------------------------------------------------------------------------
Name                                               Other                Restricted
and                                                Annual               Stock               LTIP    All Other
Principal                                          Compen-              Award(s)  Options/ Payouts  Compen-
Position               Year  Salary($)  Bonus($)   sation($)              ($)     SARs(#)   ($)     sation($)
- ---------              -------------------------------------------------------------------------------------
Douglas M. Mitchell(1) 1999  $120,000     --         --                    --      30,000   --      --
Chief Executive        1998  $120,000     --         --                    --     250,000   --      --
Officer and President  1997  $60,716(2)   --         --                    --     400,000   --      --

(1) Mr. Mitchell became our Chief Executive Officer and President on January 1, 1998.

(2) Mr. Mitchell was hired in May 1997. The salary reflected was paid in his capacity as Chief Operating Officer and Executive Vice President.

OPTION GRANT TABLE

     The following table sets forth certain information with respect to options granted by us during the fiscal year ended December 31, 1999 to the individual named in the summary compensation table above.

                                             Shares                                                   Potential
                                           subject to                   Market                    Realizable Value
                                         Options/SAR's                  Price                        at Assumed
                            Shares         Granted to    Exercise        per                       Annual Rate of
                          subject to       Employees       Price       Share on                      Stock Price
                        Options/SAR's      in Fiscal        Per        Date of     Expiration     Appreciation for
Name                       Granted         % of Total      Share        Grant         Date           Option Term
----------------------- -------------    ------------    --------      --------    ----------   --------------------
                                                                                                   5%         10%
                                                                                                --------------------
Douglas M. Mitchell       30,000(1)           17%          $0.17        $0.17       4/27/2006    2,076       4,838

(1) 30,000 options were granted to Mr. Mitchell in his capacity as Chief Executive Officer and President, these options vest at 1/36th per month over 3 years.

YEAR-END OPTION TABLE

     The following table sets forth as of December 31, 1999 the number of shares subject to unexercised options held by the individual named in the summary compensation table above. 6,667 options had an exercise price greater than the last sale price of our common stock underlying the options as reported by the OTC Electronic Bulletin Board on the last trading day of the fiscal year ended December 31, 1999. No options were exercised by the individual during the fiscal year ended December 31, 1999.

                           Aggregated Option/SAR Exercises in Last Fiscal Year
                                  and Fiscal Year-End Option/SAR Values


                                                                                             Value of Unexercised
                                                           Number of Unexercised                 in-the-money
                                                          Options/SARs at Fiscal                 Options/SARs
                             Shares          Value               Year-End                     at Fiscal Year-End
                           Acquired on     Realized     Exercisable    Unexercisable    Exercisable      Unexercisable
Name                      Exercise (#)        ($)           (#)             (#)             ($)               ($)
----                      ---------------- --------     -----------    -------------    -----------      -------------
Douglas M. Mitchell             -              -          484,444         195,556         $1,740            $6,090

EMPLOYMENT AGREEMENTS

     Mr. Mitchell is employed as President and Chief Executive Officer pursuant to an employment agreement with us. Under the terms of the employment agreement, Mr. Mitchell receives and annual salary of $120,000 and such additional benefits that are generally provided other employees. Mr. Mitchell's employment agreement expires June 1, 2001 but is automatically renewed for successive one-year terms unless we or Mr. Mitchell elects not to renew. If we terminate the employment of Mr. Mitchell without cause, Mr. Mitchell is entitled to continuation of his base salary and benefits, mitigated by income Mr. Mitchell may earn, for the remainder of the term of the agreement. Mr. Mitchell is subject to a noncompetition covenant for a period of one year from the date of termination.

CONFIDENTIALITY AND NONDISCLOSURE AGREEMENTS

     We generally require our employees to execute confidentiality and nondisclosure agreements upon the commencement of employment with us. The agreements generally provide that all inventions or discoveries by the employee related to our business and all confidential information developed or made known to the employee during the term of employment shall be the exclusive property of us and shall not be disclosed to third parties without the prior approval of us.

DIRECTORS' COMPENSATION

     Each director who is not also an employee receives $1,000 for each meeting of the Board, attended in person, and $500 for each meeting of a committee of the Board. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us. During the fiscal year ended December 31, 1999, 15,000 stock options were granted, at the market price on date of grant, each to Dr. Klaus Wiemer , Dr. Robert Keeley, Mr. Harold Blomquist and 40,000 stock options were granted to Mr. John Heightley.

                               SECURITY OWNERSHIP

     The first table below sets forth certain information regarding ownership of our common stock as of November 30, 2000, by each person who is known by us to beneficially own more than five percent of our common stock, by each director, by each executive officer named in the summary compensation table and by all directors and executive officers as a group. Shares issuable within sixty days upon the exercise of options are deemed outstanding for the purpose of computing the percentage ownership of persons beneficially owning such options or holding such notes but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. To the best of our knowledge, the persons listed below have sole voting and investment power with respect to the shares indicated as owned by them subject to community property laws where applicable and the information contained in the notes to the table.


                                                     Number of       Percentage
Name and Address of Beneficial Owner               Shares Owned       of Class
-------------------------------------              ------------       --------
WebGear                                            4,415,000          9.02%
11501 Dublin Blvd. #20
Dublin, CA  94568

Hugh Norman Chapman                                3,000,000          6.13%
4785 Rustler Ct.
Colorado Springs, CO  80918

Zentrum Mikroelektronik Dresden GmbH               2,848,749          5.82%
Grenzstrabe 28
01109 Dresden, Germany

Douglas M. Mitchell                                  534,195 (1)      1.08%
205 Ridge Dr.
Woodland Park, CO 80863

Klaus C. Wiemer                                      120,000 (2)          *
5705 Archer Court
Dallas, TX  75252

Robert H. Keeley                                      85,000 (3)          *
12630 Milan Road
Colorado Springs, CO  80908

Harold Blomquist                                      30,000 (4)          *
1630 Huntington Dr.
Pocatello, ID 83204

John D. Heightley                                     55,000 (5)          *
1275 Log Hollow Point
Colorado Springs, CO 80906

All officers and directors as a group                834,195 (6)       1.70%
   (5 persons)

* Less than one percent.


(1)  Represents 534,195 shares issuable upon exercise of options.
(2)  Represents 120,000 shares issuable upon exercise of options.
(3) Includes 95,000 shares issuable upon exercise of options, does not include 10,000 shares held by Robert Keeley's wife.
(4)  Represents 30,000 shares issuable upon exercise of options.
(5)  Represents 55,000 shares issuable upon exercise of options.
(6)  Includes 834,195 shares issuable upon exercise of stock options.

                              SELLING SHAREHOLDERS

     The following table sets forth information about our selling shareholders:

                                                                                       Number of     Percentage of
                                                                                        Shares           Class
                                                Number of           Number of          Following     Following the
Name and Address of Selling Shareholders       Shares Owned       Shares Offered     the Offering       Offering
----------------------------------------       ------------       --------------     ------------    -------------
WebGear                                        4,415,000            2,900,000          1,515,000         3.10%
11501 Dublin Blvd #20
Dublin, CA 94568

Jaskarn Johal                                   625,000                 0                                  0%
610 Park View Drive, Suite 206
Santa Clara, CA 95054

Kashmira S. Johal                               625,000                 0                                  0%
5560 Arezzo Drive
San Jose, CA 95138

E. B. M. Associates, Inc.                       500,000                 0                                  0%
6309 D Graycliff Drive
Boca Raton, FL 33496

World Trade Partners, Inc.                      500,000                 0                                  0%
One East Blvd. Suite 700
Fort Lauderdale, FL 33301


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     ZMD currently owns approximately 6% of our common stock. In 1998, we purchased $1,715,867 of product from ZMD. We purchased less than $60,000 of product from ZMD in 1999.


                            DESCRIPTION OF SECURITIES

COMMON STOCK

     We are authorized to issue 80,000,000 shares of common stock, par value $0.01 per share. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities.

PREFERRED STOCK

     Our Articles of Incorporation authorize 2,000,000 shares of $1.00 par value preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series and the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting power and other rights of the holders of common stock, including the loss of voting control to others. As of the date of this prospectus, there are not shares of preferred stock outstanding.


                              PLAN OF DISTRIBUTION

     These shares are being offered hereby for sale by five of our shareholders who received these shares in unregistered transactions. These shares will be offered by the selling shareholders from time to time (i) on the over-the-counter market, where the common stock is traded, or elsewhere, at fixed prices which may be changed, at market prices prevailing at the time of offer and sale, at prices related to such prevailing market prices or at negotiated prices and (ii) in negotiated transactions, through the writing of options on the shares, or a combination of such methods of sale. The selling shareholders may effect such transactions by offering and selling the shares directly or to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom the selling shareholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customer commissions).

     The selling shareholders and any broker-dealers who are in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     We have advised the selling shareholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus deliver requirements under the Securities Act. We have also advised the selling shareholders that in the event of a "distribution" of shares, any "affiliated purchasers," and any broker-dealer or other person who participates in such distribution may be subject to Regulation M under the Exchange Act until his or its participation in that distribution is completed. A "distribution" is defined in Rule 101 of Regulation M as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution.

                                  LEGAL MATTERS

     The validity of the shares offered hereby will be passed by Holme Roberts & Owen LLP, Denver, Colorado.

                                     EXPERTS

     The financial statements of Simtek Corporation as of December 31, 1999 and for the years ended December 31, 1999 and December 31, 1998 included within this Prospectus have been so included in reliance on the report of Hein + Associates LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                                                  SIMTEK CORPORATION

                                              INDEX TO FINANCIAL STATEMENTS

                                                                                                                Page
                                                                                                                ----

Independent Auditor's Report..............................................................................         F-2

Balance Sheet - December 31, 1999.........................................................................         F-3

Statements of Operations - For the Years Ended December 31, 1999 and 1998.................................         F-4

Statements of Changes in Shareholders' Equity - For the Years Ended December 31, 1999 and 1998............         F-5

Statements of Cash Flows - For the Years Ended December 31, 1999 and 1998.................................         F-6

Notes to Financial Statements - For the Years Ended December 31, 1999 and 1998............................   F-7 - F-18

Balance Sheet - September 30, 2000........................................................................        F-19

Statement of Operations- For the three and nine months ended September 30, 2000 and 1999..................        F-20

Statement of Cash Flows - For the three and nine months ended September 30, 2000 and 1999.................        F-21

Notes to Financial Statements - For the three and nine months ended September 30, 2000 and 1999...........   F-22-F-23

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors and Shareholders
Simtek Corporation
Colorado Springs, Colorado


We have audited the accompanying balance sheet of Simtek Corporation as of December 31, 1999 and the related statements of operations, changes in shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simtek Corporation as of December 31, 1999, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1999, in conformity with general accepted accounting principles.



/S/ Hein + Associates LLP
HEIN + ASSOCIATES LLP

Denver, Colorado
February 2, 2000, except with respect for certain acquisitions discussed in Note 10 which are accounted for as a pooling of interest. For the acquisition of Integrated Logic Systems, Inc. our report date is May 19, 2000 and the acquisition of Macrotech Semiconductor our report date is October 3, 2000.


                                                   SIMTEK CORPORATION

                                                      BALANCE SHEET
                                                    DECEMBER 31, 1999


                                                         ASSETS
                                                         ------
                                                      (See Note 10)
CURRENT ASSETS:
    Cash and cash equivalents                                                                      $ 2,180,649
    Restricted certificate of deposits                                                                 400,000
    Accounts receivable - trade, net of allowance for doubtful accounts and
         return allowances of $45,271                                                                1,146,631
    Inventory                                                                                        1,015,620
    Prepaid expenses and other                                                                          36,117
                                                                                                   -----------
             Total current assets                                                                    4,779,017

EQUIPMENT AND FURNITURE, net                                                                           679,938

OTHER ASSETS                                                                                            49,425
                                                                                                   -----------
TOTAL ASSETS                                                                                       $ 5,508,380
                                                                                                   ===========


                                          LIABILITIES AND SHAREHOLDERS' EQUITY
                                          ------------------------------------
CURRENT LIABILITIES:
    Accounts payable                                                                               $   969,678
    Accrued expenses                                                                                   157,908
    Accrued wages                                                                                      228,307
    Accrued vacation payable                                                                            83,688
    Customer Deposits                                                                                  100,474
    Obligation under capital leases                                                                     51,115
    Notes payable short-term                                                                            31,142
    Payable to ZMD                                                                                     130,153
                                                                                                   -----------
             Total current liabilities                                                               1,752,465
                                                                                                   -----------
CONVERTIBLE DEBENTURES                                                                               1,500,000
NOTES PAYABLE                                                                                          100,000
OBLIGATIONS UNDER CAPITAL LEASES                                                                       190,544
                                                                                                   -----------
             Total liabilities                                                                       3,543,009

COMMITMENTS (Note 6)

SHAREHOLDERS' EQUITY:
    Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued                               -
    Common stock, $.01 par value; 80,000,000 shares authorized,
         33,205,226 shares issued and outstanding                                                      332,052
    Additional paid-in capital                                                                      30,079,777
    Accumulated deficit                                                                            (28,446,458)
                                                                                                   -----------
             Total shareholders' equity                                                              1,965,371
                                                                                                   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                         $ 5,508,380
                                                                                                   ===========



                                  See accompanying notes to these financial statements.

                                                   SIMTEK CORPORATION

                                                STATEMENTS OF OPERATIONS



                                                                                        FOR THE YEARS ENDED
                                                                                            DECEMBER 31,
                                                                                   ------------------------------
                                                                                      1999                1998
                                                                                   ----------          ----------
NET SALES                                                                          $7,754,952          $6,522,078

    Cost of sales                                                                   4,826,266           3,693,051
                                                                                   ----------          ----------

GROSS MARGIN                                                                       2,928,686            2,829,027

OPERATING EXPENSES:
    Research and development costs                                                 1,640,025            1,558,926
    Sales and marketing                                                              918,642              833,604
    General and administrative                                                       470,703              526,081
                                                                                  ----------           ----------

             Total operating expenses                                              3,029,370            2,918,611
                                                                                  ----------           ----------

INCOME FROM OPERATIONS                                                              (100,684)             (89,584)
                                                                                  ----------           ----------

OTHER INCOME (EXPENSE):
    Interest income                                                                   96,942               78,587
    Other income                                                                       2,175              134,233
    Gain of securities                                                                 3,499                  365
    Interest expense                                                                (151,402)             (84,397)
                                                                                  ----------           ----------

             Total other income (expense)                                            (48,786)             128,623
                                                                                  ----------           ----------

NET INCOME                                                                        $ (149,470)          $   39,039
                                                                                  ==========           ==========

NET INCOME PER COMMON SHARE:
    Basic                                                                         $        *           $        *
                                                                                  ==========           ==========
    Diluted                                                                       $        *           $        *
                                                                                  ==========           ==========

WEIGHTED AVERAGE COMMON SHARE OUTSTANDING:
    Basic                                                                          31,173,966          32,977,276
                                                                                   ==========          ==========
    Diluted                                                                        31,173,966          34,500,334
                                                                                   ==========          ==========



-----------------------
*Less than $.01 per share.


                                  See accompanying notes to these financial statements.



                                                      SIMTEK CORPORATION

                                         STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                        FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                       Common Stock                Additional                            Total
                                                -------------------------           Paid-in          Accumulated     Shareholders'
                                                  Shares          Amount            Capital            Deficit         Equity
                                                ----------       --------          ----------        -----------     -------------

BALANCES, January 1, 1998                       31,679,185       $316,792        $29,770,806        $(28,336,027)     $1,751,571

    Exercise of stock options                       66,041            660              8,547                   -           9,207
    Issuance of shares                           1,250,000         12,500             (8,500)                  -           4,000
    Contributed services                                 -              -             23,333                   -          23,333
    Contributed assets                                   -              -             50,673                   -          50,673
    Net income                                           -              -                  -              39,039          39,039
                                                ----------       --------        -----------        ------------      ----------

BALANCES, December 31, 1998                     32,995,226        329,952         29,844,859         (28,296,988)      1,877,823

    Exercise of stock options                      210,000          2,100             32,166                   -          34,266
    Contributed services                                 -              -             70,000                   -          70,000
    Contributed assets                                   -              -            132,752                   -         132,752
    Net income (loss)                                    -              -                  -            (149,470)       (149,470)
                                                ----------       --------        -----------        ------------      ----------

BALANCES, December 31, 1999                     33,205,226       $332,052        $30,079,777        $(28,446,458)     $1,965,371
                                                ==========       ========        ===========        ============      ==========















                                  See accompanying notes to these financial statements.



                                                   SIMTEK CORPORATION

                                                STATEMENTS OF CASH FLOWS
                                                                                          FOR THE YEARS ENDED
                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                         1999              1998
                                                                                      ----------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                        $ (149,470)       $   39,039
    Adjustments to reconcile net income to net cash from
        operating activities:
            Depreciation and amortization                                                247,502           178,542
            Contributed services                                                          70,000            23,333
            Unrealized gain of securities                                                  6,930            13,570
            Reversal of accrued liability                                                      -          (110,000)
            Net change in reserve accounts                                               (90,936)          (10,394)
            Deferred financing fees                                                       11,191             6,528
            Changes in assets and liabilities:
              (Increase) decrease in:
                  Accounts receivable                                                   (270,510)          130,453
                  Investments                                                             13,146            40,060
                  Inventory                                                              (48,930)         (300,677)
                  Prepaid expenses and other                                              26,475           (33,091)
              Increase (Decrease) in:
                  Accounts payable                                                       450,135          (391,796)
                  Accrued expenses                                                       (75,852)          142,040
                  Customer Deposits                                                       49,250            39,964
                                                                                      ----------        ----------
        Net cash (used in) provided by operating activities                              238,931          (232,429)
                                                                                      ----------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equipment and furniture                                                 (179,310)         (429,164)
    Increase in restricted cash                                                         (300,000)         (100,000)
    Payments on capital lease obligation                                                 (13,914)                -
                                                                                      ----------        ----------
        Net cash used in investing activities                                           (493,224)         (529,164)
                                                                                      ----------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from convertible debenture, net of deferred financing fees                        -         1,421,664
    Proceeds from line-of-credit and the issuance of note                                142,000            60,000
    Proceeds from issuance of stock                                                            -             4,000
    Capital Contributions                                                                132,752            50,673
    Payments on bank overdraft                                                                 -           (23,316)
    Payments on notes payable                                                            (99,614)          (23,301)
    Exercise of stock options                                                             34,266             9,207
                                                                                      ----------        ----------
        Net cash provided by financing activities                                        209,404         1,498,927
                                                                                      ----------        ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                (44,889)          737,334
CASH AND CASH EQUIVALENTS, beginning of year                                           2,225,538         1,488,204
                                                                                      ----------        ----------
CASH AND CASH EQUIVALENTS, end of year                                                $2,180,649        $2,225,538
                                                                                      ==========        ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid for interest                                                            $  151,402        $   84,583
                                                                                      ==========        ==========
    Cash paid/refund for/of income taxes                                              $   (8,480)       $   16,245
                                                                                      ==========        ==========
NONCASH INVESTING AND FINANCING TRANSACTIONS:
    Purchase of equipment through payables and capital leases                         $  255,573        $        -
                                                                                      ==========        ==========


                                  See accompanying notes to these financial statements.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------------------

     NATURE OF BUSINESS OPERATIONS - Simtek Corporation (the "Company") has been involved in the design and development of nonvolatile semiconductor products since it commenced business operations in 1987 and metal programmed gate array integrated circuits since May 2000 (see note 10 for information regarding the acquisition). The Company's operations have concentrated on the design and development of the 256 kilobit, 64 kilobit, and 16 kilobit nvSRAM product families and associated products and technologies as well as the development of sources of supply and distribution channels. The Company has also been involved in the design, development and production of metal programmed gate array integrated circuits. These products are used in applications such as computer displays and telecommunications. As discussed throughout the notes to the financial statements, the Company has entered into several significant transactions with Zentrum Mikroelektronik Dresden GmbH (ZMD), a manufacturer of silicon wafers.

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 1999, a portion of the Company's cash and cash equivalents were held by a single bank, of which approximately $2,168,194 was in excess of Federally insured amounts.

     TRADING SECURITIES - The cost of trading securities in computing realized gains or losses is determined by the specific identification method. The change in net unrealized holding gains or losses on trading securities that have been charged to operations for 1999 and 1998 were $6,930 and $13,570, respectively. Realized losses for 1999 and 1998 were $3,431 and $13,205, respectively. There were no trading securities as of December 31, 1999.

     REVENUE RECOGNITION - Product sales revenue is recognized when a valid purchase order has been received and the products are shipped to customers, including distributors. Customers receive a one year product warranty and sales to distributors are subject to a limited product exchange program and product pricing protection in the event of changes in the Company's product price. The Company provides a reserve for possible product returns, price changes and warranty costs at the time the sale is recognized.

     INVENTORY - The Company records inventory using the lower of cost (first-in, first-out) or market. Inventory at December 31, 1999 includes:


          Raw materials                                   $   61,813
          Work in process                                    792,974
          Finished goods                                     287,236
                                                          ----------
                                                           1,142,023
          Less reserves                                     (126,403)
                                                          ----------

                                                          $1,015,620


     DEPRECIATION - Equipment and furniture are recorded at cost. Depreciation is provided over the assets' estimated useful lives of three to seven years using the straight-line and accelerated methods. The cost and accumulated depreciation of furniture and equipment sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is included in operations. Maintenance and repairs are charged to operations as incurred and betterments are capitalized.

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

     RESEARCH AND DEVELOPMENT COSTS - Research and development costs are charged to operations in the period incurred.

     ADVERTISING - The Company incurs advertising expense in connection with the marketing of its product. Advertising costs are expensed the first time the advertising takes place. Advertising expense was $94,936 and $127,524 in 1999 and 1998, respectively.

     INCOME PER SHARE - The income per share is presented in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. SFAS No. 128 replaced the presentation of primary and fully diluted earnings (loss) per share (EPS) with a presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates. The Company's financial statements are based upon a number of estimates, including the allowance for doubtful accounts, technological obsolescence of inventories, the estimated useful lives selected for property and equipment, sales returns, warranty reserve, and the valuation allowance on the deferred tax assets. Due to the uncertainties inherent in the estimation process, it is at least reasonably possible that the estimates for these items could be further revised in the near term and such revisions could be material.

     IMPAIRMENT OF LONG-LIVED ASSETS - In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

     STOCK-BASED COMPENSATION - As permitted under the SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. As such, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. Certain pro forma net income and EPS disclosures for employee stock option grants are also included in the notes to the financial statements as if the fair value method as defined in SFAS No. 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method.

     INCOME TAXES - The Company accounts for income taxes under the liability method of SFAS No. 109, whereby current and deferred tax assets and liabilities are determined based on tax rates and laws enacted as of the balance sheet date. Deferred tax expense represents the change in the deferred tax asset/liability balance. Valuation allowances are recorded for deferred tax assets that are not expected to be realized.

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

     Recently Issued Accounting Pronouncements - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company's financial statements for the year ended December 31, 2001 and the adoption of this standard is not expected to have a material effect on the Company's financial statements.

 2.  EQUIPMENT AND FURNITURE:
     -----------------------

     Equipment and furniture at December 31, 1999 consists of the following:


          Leased software under capital leases        $   255,573
          Research and development equipment            1,357,999
          Computer equipment and software               1,271,774
          Office furniture                                 62,878
          Other equipment                                  75,144
                                                      -----------
                                                        3,023,368
          Less accumulated depreciation
            and amortization                           (2,343,430)
                                                      -----------

                                                      $   679,938
                                                      ===========


     The cost of equipment and furniture acquired for research and development activities that has alternative future use is capitalized and depreciated over its estimated useful life.

     Depreciation and amortization expense of $247,502 and $178,542 was charged to operations for the years ended December 31, 1999 and 1998, respectively. Included in the amortization expense for 1999 and 1998 was $17,040 and $-0-, respectively, of amortization of capital leases. At December 31, 1999, accumulated amortization for software under capital leases was $17,040.


3.   OTHER PAYABLES:
     --------------

     Payable to ZMD - Under the terms of a cooperation agreement with ZMD, the Company received $378,551 during 1996 from ZMD. Of the $378,551 received during 1996, $248,398 was converted into 1,518,374 shares of common stock. Because the cooperation agreement specifies that ZMD's ownership of the Company may not exceed 30% without the approval of the Company's Board of Directors, the additional $130,153 that was received from ZMD in 1996 was not converted into common stock and is recorded as a liability at December 31, 1999. Pursuant to the terms of the cooperation agreement, ZMD is allowed to have two members on the Company's Board of Directors.

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

     NOTES PAYABLE - SHORT-TERM - Notes payable consists of the following:

     Note payable due in monthly  interest and principle  payments at 9.5%.  The last  principle and interest  payment is on September 15, 2000. The note is
     collateralized by the underlying assets of the note.                       $ 5,981

     Note payable under the Company  reorganization  plan due in annual payments of $5,000 starting on September 15, 1995 with no interest. The legal entity serving as the trustee for these  creditors  was  dissolved in 1995 and all
     payments made to the trustee by the Company have been returned              20,000

     Final  settlement  under  the  Company  reorganization  plan for  unsecured creditors.  Payments  are due  annually  and are based  upon  gross  income calculation  with a gross annual minimum  payment of $10,000 for four years commencing  in April 1996.  Amount is net of  settlements  with  creditors.  5,161
                                                                                -------
                                                                                $31,142
                                                                                =======

     Note Payable to Related Party - Unsecured note payable of $100,000 due on June 30, 2001 to Hugh N. Chapman with interest at 12% per annum. Interest payable monthly and principle due on June 30, 2001.



4.   REVOLVING LINE-OF-CREDIT AND LETTER-OF-CREDIT:
     ---------------------------------------------

     As of December 31, 1999, the Company had a $350,000 revolving line-of-credit (LOC). The LOC bears interest at prime plus .75% (8.58% at December 31, 1999) and matures in March 2000. The LOC requires the Company to maintain a $100,000 certificate of deposit as collateral. The LOC is also collateralized by substantially all assets of the Company. At December 31, 1999, the Company had no balance outstanding.

     At December 31, 1999, the Company had a second revolving LOC in the amount of $25,000 with second financial institution. The LOC bears interest at prime plus 2% (10.5% at December 31, 1999). The LOC will mature in February 2000. The LOC is also guaranteed by the assets of the Company. At December 31, 1999, the Company had no balance outstanding.

     One of the Company's suppliers revised their credit terms whereby the Company is now required to have a $300,000 letter-of-credit in the event of default on payments by the Company. This letter-of-credit requires the Company to maintain a $300,000 certificate of deposit as collateral.

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

5.   CONVERTIBLE DEBENTURES:
     ----------------------

     During June 1998, the Company received proceeds of $1,500,000 from the issuance of convertible debentures (the "Debentures"). The Debentures are convertible into shares of common stock of the Company. After a one-time conversion price adjustment in May 1999, the debentures conversion price changed from $.35 per share to $.195 per share.

     Certain other events may trigger a downward adjustment of the Debenture conversion price, including common stock offerings whereby the common stock is sold for less than the conversion price. The Debentures mature in June 2005, however, may be redeemed earlier by the holder under certain limiting circumstances. Interest at 9% is paid monthly, with monthly principal payments of $15,000 beginning in June 2001. All outstanding principal and interest is due in June 2005. The Debentures are collateralized by substantially all the assets of the Company.


6.   COMMITMENTS AND CONTINGENCIES:
     -----------------------------

     Offices Leases - The Company leases office space under a lease which expires on December 31, 2001. Monthly lease payments are approximately
     $9,000. Subsequent to year-end, the Company signed an addendum to their office lease which will provide additional office space from June 1, 2000 through December 31, 2001. Monthly lease payments will increase to approximately $11,000 starting June 1, 2000.

     The Company leases furniture and equipment under operating leases which expire over the next two years. Monthly lease payments, including sales tax, are approximately $18,000. Future minimum lease payments under the equipment, furniture and office leases described above, including the lease addendum signed subsequent to December 31, 1999, are approximately as follows:


          Year
          ----
          2000                                           $185,383
          2001                                            164,528
                                                         --------
                                                         $349,911
                                                         ========


     Office rent and equipment lease expense totaled $264,935 and $279,243 for the years ended December 31, 1999 and 1998, respectively.

     In addition, the Company leases research and development software under a capital lease which will expire over the next five years. At December 31, 1999, future minimum lease payments under the lease described above is approximately as follows:



          Year
          2000                                           $ 63,888
          2001                                             63,888
          2002                                             63,888
          2003                                             63,888
          2004                                             47,916
                                                         --------

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS



          Total net minimum lease payments                303,468

          Less amount representing interest               (61,809)
                                                         --------

          Present value of net minimum lease payments    $241,659
                                                         ========


     ACCRUED SALARY - Due to limited working capital of the Company, the Company's former CFO agreed with the Company's Board of Directors to defer his salary from April 1, 1994 through December 31, 1996. As of December 31, 1999, a total of $210,000 was accrued and unpaid.

     EMPLOYMENT AGREEMENTS - During the year ended December 31, 1998, the Company entered into an employment agreement with the Company's President and Chief Executive Officer. As of December 31, 1999, the base salary under this agreement is $120,000 per year, and expires June 1, 2001. The Company may terminate the agreement for good cause. If terminated for any other reason, the Company will pay the continuation of the base salary and benefits, mitigated by income earned by the employee, for the remainder of the term of the agreement.

     REVERSAL OF ACCRUED LIABILITY - In 1994 and 1995, the Company accrued a $110,000 liability for services, the value of which were disputed by the Company. During 1998, the Company reevaluated this liability and determined it was highly unlikely it would ever be paid and, therefore, recognized $110,000 of other income for the reversal of the claim.

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

7.   SHAREHOLDERS' EQUITY:
     --------------------

     EARNINGS PER SHARE - The following is a reconciliation of basic and diluted
     EPS:

                                                    For the Year Ended December 31, 1999
                                               ----------------------------------------------
                                                 Income            Shares           Per Share
                                               (Numerator)      (Denominator)        Amount
                                               -----------      -------------       ---------
     Basic EPS -
       Income (loss) available to common
        shareholders                            $(149,470)       33,173,966            $ *
       Effect of dilutive options                       -                 -            ===
                                                ---------        ----------

     Diluted EPS -
       Income (loss) available to common
        shareholders plus assumed conversions   $(149,470)       33,173,966            $ *
                                                =========        ==========            ===
     --------------------
     * Less than $.01 per share


                                                    For the Year Ended December 31, 1998
                                               ----------------------------------------------
                                                 Income            Shares           Per Share
                                               (Numerator)      (Denominator)        Amount
                                               -----------      -------------       ---------
     Basic EPS -
       Income available to common
        shareholders                            $  39,039        32,977,276            $ *
                                                                                       ===
       Effect of dilutive options                       -         1,523,058
                                                ---------        ----------

     Diluted EPS -
       Income available to common shareholders
         plus assumed conversions               $  39,039        34,500,334            $ *
                                                =========        ==========            ===

     --------------------
     * Less than $.01 per share


     Options to purchase 4,182,486 and 4,137,736 shares of common stock were outstanding at December 31, 1999 and 1998, respectively. Of that total, 2,559,986 had a dilutive effect on the 1998 EPS. For purposes of calculating diluted EPS, those options resulted in 1,523,058 incremental shares for 1998 determined using the treasury stock method. The remaining 1,577,750 options had an anti-dilutive effect 1998, respectively, and were, therefore, excluded from the computation of diluted EPS. These options had exercise prices ranging from $.19 to $.56 per share for 1998. The convertible debentures also had an anti-dilutive effect on 1999 and 1998 and were, therefore, excluded from the computation of diluted EPS.

     WARRANTS  -  All  warrants   outstanding   at  December  31,  1998  expired
     unexercised during 1999. These warrants had an anti-dilutive effect on diluted EPS during 1998.

     STOCK OPTION PLANS - The Company has approved two stock option plans that authorize an aggregate of 5,500,000 shares for stock options that may be granted to directors, employees, and consultants. The plans permit the

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


     issuance of incentive and non-statutory options and provide for a minimum exercise price equal to 100% of the fair market value of the Company's common stock on the date of grant. The maximum term of options granted under the plans is 10 years and options granted to employees expire three months after the termination of employment. None of the options may be exercised during the first six months of the option term. No options may be granted after 10 years from the adoption date of each plan. The Incentive Stock Option Plan was adopted in 1991, and the Non-Qualified Stock Option Plan was adopted in 1994. Following is a summary of activity under these stock option plans for the years ended December 31, 1999 and 1998:

                                                    1999                             1998
                                          ---------------------------      --------------------------
                                                             Weighted                        Weighted
                                                              Average                         Average
                                            Number           Exercise        Number          Exercise
                                          of Shares           Price        of Shares           Price
                                          ---------          --------      ----------        --------

     Outstanding, beginning of year       4,137,736           $ .19        3,844,150            $.16

        Granted, including exchanges        296,750             .17          504,100             .37
        Expired                             (42,000)            .15           (7,000)            .18
        Exercised                          (210,000)           (.16)         (66,041)           (.14)
        Canceled                              -                   -         (137,473)           (.47)
                                          ---------                        ---------

     Outstanding, end of year             4,182,486           $ .20        4,137,736            $.19
                                          =========                        =========

     For all options granted during 1999 and 1998, the weighted average fair value was $.17 and $.30, respectively. At December 31, 1999, options for 3,625,237 shares were exercisable and options of the remaining options, 342,843, 181,434, and 32,972 shares will become exercisable in 2000, 2001, and 2002, respectively. If not previously exercised or forfeited, options outstanding at December 31, 1999, will expire as follows:

                                                                        Weighted
                                                                         Average
                                                        Number          Exercise
     Year Ending December 31,                         of Shares          Price
     ------------------------                         ---------         --------

             2000                                       134,800           $.15
             2001                                       865,765            .14
             2002                                     1,245,921            .14
             2003                                       381,500            .15
             2004                                       755,150            .30
             2005                                       502,600            .37
             2006                                       296,750            .17
                                                      ---------

                                                      4,182,486           $.20
                                                      =========

     Pro Forma Stock-Based Compensation Disclosures - The Company applies APB Opinion 25 and related interpretations in accounting for its stock options and warrants which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the market value of the

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

     Company's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and EPS would have been reduced to the pro forma amounts indicated below.

                                                                          Year Ended December 31,
                                                                       -----------------------------
                                                                           1999             1998
                                                                       ------------     ------------
     Net income (loss) applicable to common shareholders:
       As reported                                                       $(149,470)       $ 39,039
       Pro forma                                                          (272,061)        (90,761)

     Net income (loss) per common shareholders:
       As reported - basic                                               $       -        $      -
       As reported - diluted                                                     -               -
       Pro forma - basic and diluted                                             -               -


     The fair value of each option granted in 1999 and 1998 was estimated on the date of grant, using the Black- Scholes option-pricing model with the following weighted average assumptions:

                                                                   Options Granted During
                                                                   -----------------------
                                                                     1999           1998
                                                                   --------       --------
           Expected volatility                                     119.7%         125.4%
           Risk-free interest rate                                   5.5%           5.5%
           Expected dividends                                          -              -
           Expected terms (in years)                                 4.0            4.0

     OTHER - Preferred Stock may be issued in such series and preferences as determined by the Board of Directors.

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS


8.   SIGNIFICANT  CONCENTRATION OF CREDIT RISK, MAJOR CUSTOMERS, AND OTHER RISKS
     ---------------------------------------------------------------------------
     AND UNCERTAINTIES:
     -----------------

     Sales to foreign customers and sales of military products for the years ended December 31, 1999 and 1998 were as follows (as a percentage of sales):

                                                     1999     1998
                                                     ----     ----

         Foreign customers                            53%      33%
         Military products sales                      29%      39%


     Sales  to  unaffiliated  customers  which  represent  10%  or  more  of the
     Company's sales for the years ended December 31, 1999 and 1998 were as follows (as a percentage of sales):
        Customer                                   1999     1998
         -----------                                ----     ----

            A                                        31%      15%
            B                                        13%      14%
            C                                         -       15%
            D                                         -       20%
            E                                        12%       -


     The  Company   frequently  sells  large  quantities  of  inventory  to  its customers. At December 31, 1999, the Company had gross trade receivables totaling $605,669 due from three customers.

     In 1999 and 1998, the Company purchased all of its wafers for its nvSRAM products from a single supplier located in Singapore. Approximately 87% and 47% of the Company's sales for 1999 and 1998, respectively, were from finished units produced from these wafers. The Company had an agreement with this supplier to provide wafers through September 1998. This agreement has not been extended or terminated, however, this supplier still provides wafers to the Company. In 1999 and 1998, the Company also purchased finished units from ZMD for $22,480 and $1,715,867, respectively, and sales from these products accounted for approximately 4% and 48% of the Company's sales for 1999 and 1998, respectively. At December 31, 1999 and 1998, ZMD owned approximately 30% of the Company. In 1999 and 1998, the Company also purchased wafers from a another supplier in Taiwan to produce its metal programmed gate array products. Sales from finished units produced from these wafers accounted for approximately 9% and 5% of the Company's sales for 1999 and 1998, respectively. Any disruptions in the Company's relationships with these suppliers could have an adverse impact on the Company's operating results. Assuming an alternate manufacturer of the Company's products could be procured, management believes there could be significant delays in manufacturing while the manufacturer incorporates the Company's products and processes.

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

9.   INCOME TAXES:
     ------------

     Under SFAS No. 109, deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of deferred taxes are as follows:


                                                             Deferred Tax
                                                           Assets (Liability)
                                                           ------------------
     Current:
        Allowance for doubtful accounts                      $      2,000
        Inventory reserve                                         106,000
        Prepaids                                                    4,000
        Accrued expenses                                          130,000
                                                             ------------
     Total                                                        242,000
     Valuation allowance                                         (242,000)
                                                             ------------
     Total current deferred tax                              $          -
                                                             ============

     Non-current:
        Property and equipment                               $     21,000
        Net operating losses                                   11,770,000
        R&D credit carryforward                                 1,312,000
        AMT credit                                                 70,000
                                                             ------------
     Net deferred tax asset before
      valuation allowance                                      13,173,000
     Valuation allowance                                      (13,173,000)
                                                             ------------
     Total non-current deferred tax asset                    $          -
                                                             ============

     The net current and non-current deferred tax assets have a 100% valuation allowance resulting from the inability to predict sufficient future taxable income to utilize the assets. The valuation allowance for 1999 decreased $224,000 and increased $274,000 in 1998.

     At December 31, 1999, the Company has approximately $31,900,000 available in net operating loss carryforwards which begin to expire from 2004 to 2019. A substantial portion of the net operating loss may be subject to 382 limitations.

     Total income tax expense for 1999 and 1998 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pre-tax income as follows:

                                                                                1999              1998
                                                                              --------          ---------
     Statutory rate                                                            (34.0)%           (34.0)%
     State income taxes, net of Federal income tax benefit                      (3.3)%            (3.3)%
          Increase (reduction) in valuation allowance related to of net operating loss carryforwards and change in temporary
            differences                                                          37.3%             37.3%
                                                                               -------            ------
                                                                               $    -             $   -
                                                                               =======            ======

                               SIMTEK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

10.  ACQUISITION:
     -----------

     On May 9, 2000, the Company acquired Integrated Logic Systems, Inc. ("Integrated"). The Company issued 3,000,000 shares of its Common Stock in exchange for all outstanding shares of all classes of Integrated stock. On July 31, 2000, the Company acquired Macrotech Semiconductor, Inc. ("Macrotech"). The Company issued 1,250,000 shares of its Common Stock in exchange for all outstanding shares of all classes of Macrotech stock. Integrated and Macrotech design and sell metal programmed gate array integrated circuits. These acquisitions have been recorded as a pooling of interest. Therefore, prior financial statements have been restated to reflect the operations of Integrated and Macrotech. All acquisition costs associated with the merger have been expensed.

     Separate revenues and net income (loss) of the merged entities are presented in the following table.

                                                  1999            2000
                                                  ----            ----

    Revenue:
       Simtek Corporation                      $6,992,388      $6,180,550
       Integrated Logic Systems, Inc.             703,588         324,278
       Macrotech                                   58,976          17,250
                                               ----------      ----------
     Revenue as reported                       $7,754,952      $6,5224,078

     Net Income (Loss):
       Simtek Corporation                      $  132,255      $  162,781
       Integrated Logic Systems, Inc.             (68,224)        (27,393)
       Macrotech                                 (213,501)        (96,349)
                                               ----------      ----------
     Net Income, as reported                   $ (149,470)     $   39,039


     The effect of these acquisitions on net income (loss) per common share is minimal.

11.  SUBSEQUENT EVENTS (UNAUDITED):
     -----------------------------

     Subsequent to December 31, 1999, $1,500,000 of the convertible debt was converted in 7,692,308 shares of common stock of the Company at a conversion price of $.195 per share.



                                     SIMTEK CORPORATION

                                       BALANCE SHEETS
                                         (unaudited)
              ASSETS
              ------
                                                                             September 30, 2000
                                                                            -------------------
CURRENT ASSETS:
   Cash and cash equivalents...............................................  $    3,098,267
   Certificate of deposit, restricted......................................         300,000
   Accounts receivable - trade, net........................................       1,510,484
   Inventory, net .........................................................         739,183
   Prepaid investor relations..............................................         988,233
   Prepaid expenses and other..............................................         129,584
                                                                             --------------

       Total current assets................................................       6,765,751
EQUIPMENT AND FURNITURE, net...............................................         691,594
PATENT AND TRADEMARKS......................................................         125,000
OTHER ASSETS...............................................................               -
                                                                             --------------

TOTAL ASSETS...............................................................  $    7,582,345
                                                                             ==============

       LIABILITIES AND SHAREHOLDERS' EQUITY
       ------------------------------------

CURRENT LIABILITIES:
   Accounts payable .......................................................  $      612,430
   Accrued expenses........................................................         374,825
   Accrued wages...........................................................         326,533
   Accrued vacation payable................................................         102,022
   Customer Deposits.......................................................          65,391
   Obligation under capital leases.........................................          46,277
   Short term debt.........................................................          20,000
   Payable to ZMD..........................................................               -
                                                                             --------------
       Total current liabilities...........................................       1,547,478
                                                                             --------------

CONVERTIBLE DEBENTURES.....................................................              -
NOTES PAYABLE..............................................................              -
OBLIGATION UNDER CAPITAL LEASES............................................         165,914
                                                                             --------------
       Total liabilities...................................................       1,713,392

SHAREHOLDERS' EQUITY:
   Preferred stock, $1.00 par value, 2,000,000 shares
       authorized and none issued and outstanding .........................              -
   Common stock, $.01 par value, 80,000,000 shares authorized,
       48,942,163 and 33,205,226 shares issued and outstanding
       at September 30, 2000 and December 31, 1999, respectively...........        489,421
   Additional paid-in capital..............................................     37,343,790
   Accumulated deficit.....................................................    (31,964,258)
                                                                             -------------
   Shareholder's equity....................................................      5,868,953
                                                                             -------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.................................  $   7,582,345
                                                                             =============

       The accompanying notes are an integral part of these financial statements.

                                                          SIMTEK CORPORATION

                                                       STATEMENTS OF OPERATIONS
                                                              (unaudited)


                                                           Three Months Ended September 30,          Nine Months Ended September 30,
                                                           --------------------------------         -------------------------------
                                                                2000               1999                   2000             1999
                                                                ----               ----                   ----             ----
NET SALES...............................................   $    2,996,470    $    1,782,544         $    9,220,772   $    5,443,359

     Cost of  sales.....................................        1,884,683         1,260,199              5,664,717        3,562,028
                                                           ------------------------------------------------------------------------

GROSS MARGIN............................................        1,111,787           522,345              3,556,055        1,881,331

OPERATING EXPENSES:
     Design, research and development...................        4,816,352           386,946              5,647,835        1,206,987
     Administrative.....................................          249,980           104,113                620,991          344,742
     Marketing..........................................          327,901           269,475                869,669          724,606
                                                           ------------------------------------------------------------------------

         Total Operating Expenses.......................        5,394,233           760,534              7,138,495        2,276,335

LOSS FROM OPERATIONS....................................       (4,282,446)         (238,189)            (3,582,440)        (395,004)
                                                           ------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
     Interest income, net...............................           38,538           (13,177)                66,583          (38,579)
     Other income (expense), net........................            8,219               937                  9,658          (20,508)
                                                           -------------------------------------------------------------------------

         Total other income (expense)...................           46,757           (12,240)                76,241          (59,087)
                                                           -------------------------------------------------------------------------

NET LOSS BEFORE TAXES...................................       (4,235,689)         (250,429)            (3,506,199)        (454,091)

     Provision for income taxes.........................                -                 -                 11,600                -
                                                           ------------------------------------------------------------------------

NET LOSS................................................   $   (4,235,689)   $     (250,429)        $   (3,517,799)  $     (454,091)
                                                           ========================================================================

BASIC AND DILUTED EPS...................................   $        (0.10)   $         (.01)        $        (0.08)  $         (.01)
                                                           ========================================================================

BASIC WEIGHTED AVERAGE SHARES
 OUTSTANDING............................................       43,454,222        31,955,226             41,392,310       31,955,226

EFFECT OF DILUTIVE OPTIONS..............................                -                 -                      -                -
                                                           ------------------------------------------------------------------------

DILUTIVE SHARES OUTSTANDING.............................       43,454,222        31,955,226             41,392,310       31,955,226
                                                           ========================================================================


                    The accompanying notes are an integral part of these financial statements.


                                                       SIMTEK CORPORATION

                                                    STATEMENTS OF CASH FLOWS
                                                           (unaudited)
                                                                                  Nine Months Ended September 30,
                                                                             ----------------------------------------
                                                                                 2000                        1999
                                                                                 ----                        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)................................................       $  (3,517,799)            $    (454,091)
     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
           Depreciation and amortization..............................             221,917                   178,792
           Investment banker stock issuance...........................              42,967                         -
           WebGear purchase of research and development
               for common stock.......................................           4,384,545                         -
           Increase (decrease) in net change of reserve accounts                   312,286                   (28,980)
           Deferred financing fees....................................               1,865                     8,393
           Changes in assets and liabilities:
           (Increase) decrease in:
               Accounts receivable....................................            (437,661)                 (236,511)
               Inventory..............................................             279,897                   104,139
               Prepaid expenses and other ............................            (104,658)                   19,769
           Increase (decrease) in:
               Accounts payable.......................................            (357,249)                  298,148
               Customer deposits......................................             (35,083)                    7,220
               Accrued expenses.......................................              91,540                    (8,162)
                                                                             ---------------------------------------
        Net cash provided by (used in) operating activities                        882,567                  (111,283)
                                                                             ---------------------------------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
     Purchase of equipment and furniture .............................            (233,574)                 (140,721)
     Interest received on certificate of deposit......................                   -                    (7,868)
     Decrease (increase) in restricted cash...........................             100,000                  (300,000)
                                                                             ---------------------------------------
     Net cash used in investing activities............................            (133,574)                 (448,589)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Exercise of stock options........................................             293,131                    34,266
     Payments on notes payable........................................            (111,142)                  (13,595)
     Capital Contributions............................................              43,503                   178,178
     Distributions to stockholders....................................             (27,400)                        -
     Payments on capital lease obligation.............................             (29,467)                        -
     Proceeds from line of credit and notes...........................                   -                    57,922
                                                                             ---------------------------------------
        Net cash provided by financing activities.....................             168,625                   256,771
                                                                             ---------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
      EQUIVALENTS.....................................................             917,618                  (303,101)
                                                                             ---------------------------------------
CASH AND CASH EQUIVALENTS, beginning of period........................           2,180,649                 2,245,614
                                                                             ---------------------------------------
CASH AND CASH EQUIVALENTS, end of period..............................       $   3,098,267             $   1,942,513
                                                                             =======================================

SUPPLEMENTAL CASH FLOW INFORMATION:
     Conversion of debenture into shares of common stock, net
        of deferred financing costs related to the debenture                 $   1,441,249             $           -
     Conversion of payable to ZMD into shares of common stock                $     130,153             $           -




                    The accompanying notes are an integral part of these financial statements.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


1.   SIGNIFICANT ACCOUNTING POLICIES:

     The financial statements included herein are presented in accordance with the requirements of Form 10-QSB and consequently do not include all of the disclosures normally made in the registrant's annual Form 10-KSB filing. These financial statements should be read in conjunction with the financial statements and notes thereto included in Simtek Corporation's Annual Report and Form 10-KSB filed on March 7, 2000 for fiscal year 1999 and Simtek Corporation's Form 8-K/A Amendment #1 filed on October 16, 2000.

     In the opinion of management, the unaudited financial statements reflect all adjustments of a normal recurring nature necessary to present a fair statement of the results of operations for the respective interim periods. The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.

2.   LINE OF CREDIT:

     In March 2000, Simtek Corporation ("Simtek" or the "Company") renewed its revolving line of credit for another year in the amount of $250,000, thereby reducing it by $100,000 since December 31, 1999. At the time of renewal, the $100,000 certificate of deposit required for this line of credit was released.

3.   EQUITY:

     In February and March 2000, Renaissance Capital Group of Dallas, Texas ("Renaissance") converted the $1,500,000 debenture established in June 1998 into 7,692,308 shares of the Simtek Common Stock. Renaissance sold 5,692,308 of these shares under SEC Rule 144 in the first quarter of 2000.

     In March 2000, the Company filed a Form SB-2 registration statement to register 3,547,385 shares of Common Stock owned by Zentrum Mikoelectronik Dresden Gmbh ("ZMD") and an additional 551,964 shares that ZMD was entitled to upon conversion (April 12, 2000) of a $130,153 payable to them into shares of Common Stock. This registration statement became effective on April 7, 2000. ZMD sold 4,000,000 shares under SEC Rule 144. Prior to the sale of these shares, ZMD owned approximately 13% of the Company's Common Stock.

     In May 2000, the Company acquired Integrated Logic Systems, Inc. ("ILSI"). Simtek issued 3,000,000 shares of its Common Stock in exchange for all outstanding shares of all classes of ILSI stock. ILSI designs and sells metal programmed gate array integrated circuits. The acquisition was accounted for as a pooling of interest and the results of ILSI have been consolidated with those of Simtek, as if the two businesses had been merged throughout the periods presented.

     On June 16, 2000, the Company acquired 1,875,000 shares of the common stock of WebGear, Inc., a California corporation ("WebGear"), in return for 1,250,000 shares of the Company's common stock. The shares of WebGear stock that the Company acquired represented approximately 9% of WebGear's issued and outstanding shares of common stock as of June 16, 2000. On June 16, 2000, the closing price for Simtek's common stock was $1.3125 per share. WebGear is engaged in the design, development, sales and support of high technology networking and communications products for the personal computer market.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


     On July 31, 2000, the Company acquired Macrotech Semiconductor ("Macrotech"). Simtek issued 1,250,000 shares of its Common Stock in exchange for all outstanding shares of all classes of Macrotech stock. Macrotech designs and sells metal programmable standard cells, which are an extension of the metal programmed gate array integrated circuits that ILSI manufactures. The acquisition was accounted for as a pooling of interest, and the results of Macrotech have been consolidated with those of Simtek, as if the two businesses had been merged throughout the periods presented.

     On September 14, 2000, the Company entered into a one-year contract with two investment bankers, E.B.M. Associates, Inc. and World Trade Partners, each company has received 500,000 shares of the Company's Common Stock. Both companies will assist Simtek in broadening its financial market presence and establishing new relationships within the industry, investment community and financial media. On September 14, 2000, the closing share price for Simtek's common stock was $ 1.0312 per share and accordingly $988,233 has been assigned to prepaid investor relations which will be amortized over the forth coming year and approximately $43,000 was expensed during the period ending September 30, 2000.

     On September 29, 2000, the Company purchased incomplete research and development, patents and certain trademarks from WebGear, Inc. The Company issued 5,000,000 shares of its common stock (including 2,000,000 shares placed in escrow) and returned to WebGear the 1,875,000 shares of WebGear common stock that Simtek acquired from WebGear on June 16, 2000. On September 29, 2000, the closing price of Simtek's common stock was $0.8438 per share. Subsequently, the parties have agreed to adjust the shares issued by the Company to 3,400,000 shares of common stock, subject to execution of formal agreements. The Company has estimated the preliminary value of the purchased patents and trademarks at $125,000 which were capitalized and recorded as intangible assets. The Company has estimated the preliminary value of the incomplete research and development acquired from WebGear at $4,384,545 which was expensed immediately. The Company, however, is continuing to analyze the allocation between the patents and trademarks and the incomplete research and development. Before the Company files its annual report on Form 10-KSB, this allocation could be modified based on the completion of this analysis, and this adjustment could be material.

4.   GEOGRAPHIC CONCENTRATION:

     Sales by location for the three months ended September 30, 2000 and 1999 were as follows (as a percentage of sales):

                                                 2000            1999
                                                 ----            ----

         North America                           39%             37%
         Europe                                  18%             16%
         Far East and Japan                      43%             47%

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Capitalized terms used but not otherwise defined in Part II are used as defined in the prospectus contained in this registration statement.



ITEM 27.  EXHIBITS

3.1   Amended and Restated Articles of Incorporation.(2)
3.2   Amended and Restated Articles of Incorporation November 1997.(7)
3.3   Bylaws.(2)
4.1   1987-I Employee Restricted Stock Plan.(1)
4.2 Form of Restricted Stock Agreement between the Company and Participating Employees.(3)
4.3   Form of Common Stock Certificate.(3)
4.4   Simtek Corporation 1991 Stock Option Plan.(4)
4.5 Form of Incentive Stock Option Agreement between the Company and Eligible Employees.(4)
4.6   1994 Non-Qualified Stock Option Plan.(5)
4.7   Amendment to the 1994 Non-Qualified Stock Option Plan.(6)

5.1   Legality opinion of Holme Roberts & Owen LLP.*

10.1 Form of Non-Competition and Non-Solicitation Agreement between the Company and certain of its employees.(3)
10.2 Form of Employee Invention and Patent Agreement between the Company and certain of its employees.(3)
10.3 Product License Development and Support Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated June 1, 1994(6)
10.4 Cooperation Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated September 14, 1995(7)
10.5 Manufacturing Agreement between Chartered Semiconductor Manufacturing, PTE, LTD. and Simtek Corporation dated September 16, 1992(7)
10.6 Employment agreement between the Simtek Corporation and Douglas M. Mitchell(8)
10.7 Share Exchange Agreement dated May 9, 2000 between Simtek Corporation and Hugh N. Chapman (9)
10.8 Share Exchange Agreement dated June 16, 2000 between Simtek Corporation and WebGear Inc.(9)
10.9 Share Exchange Agreement dated July 31, 2000 between Simtek Corporation and Jaskarn Johal and Kashmira S. Johal (10)
10.10 Asset Purchase Agreement between Simtek Corporation and WebGear, Inc.(11)
10.11 Amendment to Asset Purchase Agreement between Simtek Corporation and WebGear (12).

23.1  Consent of Independent Public Accountants - Hein + Associates LLP*
23.2  The Consent of Holme Roberts & Owen LLP is included in Exhibit 5.1.*

27    Financial Data Schedule

-----------------------

*    Previously filed.

(1) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on November 19, 1990.
(2) Incorporated by reference to the Company's Amendment No.1 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on February 4, 1991.
(3) Incorporated by reference to the Company's Amendment No.2 to Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on March 4, 1991.
(4) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-46225) filed with the Commission on March 6, 1992.
(5) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 25, 1995.
(6) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 27, 1996.
(7) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 24, 1998.
(8) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 12, 1999.
(9) Incorporated by reference to the Form SB-2 Registration Statement (Reg. No. 333-40988) filed with the Commission on July 7, 2000.
(10) Incorporated by reference to the Form 8-K filed with the Commission on August 14, 2000.
(11) Incorporated by reference to the Form 8-K filed with the Commission on October 16, 2000.
(12) Incorporated by reference to the Company's Amendment No. 2 to Form SB-2 Registration Statement (Reg. No. 333-40988).

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on this 8th day of January 2001.


                                        Simtek Corporation
                                           a Colorado corporation


                                        By: /s/ Douglas M. Mitchell
                                           -------------------------------------
                                           Douglas M. Mitchell
                                           Chief Executive Officer and President


      Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Amendment to the Registration Statement to be signed by the following persons in the capacities on January 8, 2001.


SIGNATURE                           TITLE



/s/ Douglas M. Mitchell
---------------------------         Director, Chief Executive Officer, President
Douglas M. Mitchell                 and Chief Financial Officer (Acting)


/s/ Robert H. Keeley
---------------------------         Director
Robert H. Keeley


/s/ John Heightley
----------------------------        Director
John Heightley


/s/ Klaus Wiemer
---------------------------         Director
Klaus Wiemer


/s/ Harold Blomquist
---------------------------         Director
Harold Blomquist





                                      II-2